November 19, 2007
Michael Fay
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Health Fitness Corporation
File No: 0-25064
Form 10-KSB: For the Fiscal Year Ended December 31, 2006
Dear Mr. Fay:
     With respect to your comment letter dated October 26, 2007 for the above referenced filing, following is Health Fitness Corporation’s response to each of your comments. In connection with our response, management acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 20
Results of Operations
Dividends to Preferred Shareholders, page 24
1.	We note that dividends to preferred shareholders decreased to $96,000 resulting from the conversion of the Series B Convertible Preferred Stock on March 10, 2006. Per Footnote 14 of your Form 10-K for the period ended December31, 2005, you had planned to record a deemed dividend of $1,576,454 to preferred shareholders as a result of the conversion. Please reconcile the differences in these amounts and tell us how your treatment in appropriate.

Company Response

In connection with the Company’s November 14, 2005 PIPE financing, we sold 1,000 shares of Series B Convertible Preferred Stock, plus warrants to purchase 1,530,000 shares of our common stock at $2.40 per share, to a limited number of accredited investors for aggregate gross proceeds of $10,200,000 (the “Series B Stock”). The purchase transaction documents required the Company to immediately register 5,100,000 shares of common stock and provided for automatic conversion of the preferred stock into such shares of common stock upon effectiveness of the registration statement. In addition the Company paid the investors a dividend of 5% per annum on the principal amount of their investment until the automatic conversion event.

The $96,000 of dividends we recorded during our first quarter of 2006 represents dividends of $96,410 we accrued for the period January 1, 2006 to March 10, 2006, the date our registration statement was declared effective and the Series B Stock automatically converted to common stock. On March 15, 2006, we paid total accrued dividends of $162,082 to these accredited investors, which included accrued dividends of $65,672 for the period November 14, 2005 to December 31, 2005.

Per Footnote 14 within Form 10-K for the period ended December 31, 2005, we stated that a deemed dividend of $1,576,454 would be reflected in our statement of operations for the three-months ending March 31, 2006 due to the anticipated conversion of the Series B Stock into common stock, which occurred on March 10, 2006. However, when we subsequently reviewed our accounting position for this conversion in connection with our quarter ended March 31, 2006, we determined that the disclosure of the deemed dividend in our statement of operations was not the appropriate accounting treatment for this transaction because both the registration and conversion contingencies were mandatory pursuant to the transaction documents.

In connection with our response to this comment, we again reviewed our accounting position for this transaction, specifically focusing on the guidance within paragraph 13 of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, which states the following:
13. The Task Force also discussed the accounting for (a) a security that becomes convertible only upon the occurrence of a future event outside the control of the holder and (b) a security that is convertible from inception but contains conversion terms that change upon the occurrence of a future event. The Task Force reached a consensus that any contingent beneficial conversion feature should be measured at the commitment date but not recognized in earnings until the contingency is resolved.
With respect to our PIPE financing, we have come to understand that, even though the registration of common stock and conversion of the Series B Stock were mandated by the transaction agreements, the process to declare the registration statement effective was deemed to be an event outside the control of the Company, which results in a contingent beneficial conversion feature related to the Series B Stock. As a result, the Company should have measured the intrinsic value of the contingent beneficial conversion feature on the financing commitment date (November 14, 2005). When the contingency was resolved pursuant to the Commission’s declaration of the effectiveness of our registration statement (March 10, 2006), we should have recognized this intrinsic value, in the form of a deemed dividend to preferred shareholders, in our statement of operations.

In accordance with our reassessment of the accounting treatment for this financing transaction, the Company believes it should have recorded, in its statement of operations for the quarter ended March 31, 2006, a deemed dividend to preferred shareholders of $1,576,454. Accordingly, and based on discussion with the Commission, we will amend our 2006 Form 10-K to reflect the deemed dividend related to this transaction.
Note 1: Nature of Business and Summary of Significant Accounting Policies, page 36
Software Development Costs, page 36
2.	Please explain to us how your capitalization of the $267,000 related to “enhancements” is in accordance with EITF 00-2 and paragraphs 24-26 of SOP 98-1, or other authoritative accounting literature that you have relied upon. If you believe other literature is applicable, explain to us the basis for your determination.

Company Response

In connection with our December 23, 2005 acquisition of HealthCalc.Net, Inc., the primary asset we acquired was a web-based software system that collects fitness and health related data from, and delivers health related information to, employees of our corporate customers. We allocated

$1,762,000 of our total purchase price for HealthCalc to this web-based software system, which was the fair value that resulted from an appraisal conducted by a third-party expert in accordance with SFAS 141, Business Combinations. Commensurate with this acquisition, we also developed a strategic plan to enhance the HealthCalc web-based software system to include additional electronic services that we could offer to our customers.

The $267,000 we capitalized during the year ended December 31, 2006 is attributed to the development of additional functionality we envisioned in our strategic plan, which consisted of a web-based health coaching enhancement that became a part of the HealthCalc web-based software system. This enhancement allows our customer’s employees to electronically interact with a member of our professional health coaching staff. We believe the development of this web-based health coaching enhancement has significantly improved the overall functionality and market acceptance of our web-based software system, which we believe will improve our ability to secure new customers for our fitness and health management business segments. For the nine months ended September 30, 2007 and the year ended December 31, 2006, we recognized revenue from our web-based software system of $2,953,762 and $2,930,230, respectively. Revenue for our web-based system, which relates to our fitness and health management business segments, is recognized monthly based upon a “per member per month” charge that we invoice to our corporate customers based upon the number of customer employees in our system database.

To establish the basis for capitalizing the cost of developing this enhancement, we first looked to EITF 00-2, Accounting for Web Site Development Costs. In accordance with this guidance, we determined that our enhancement costs should be accounted for pursuant to SFAS 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, versus SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. We made this determination due to the fact that our web-based software system, including our enhancements, is externally marketed to third-party customers, and is not used internally for our own business purposes.

In following the guidance of SFAS 86, we expensed all of the costs we incurred to establish the technological feasibility of this enhancement, including activities related to initial planning, functionality design, health content sourcing and organization, technical performance requirements and assessing integration issues with the overall software system.

Once we had established technological feasibility, we capitalized our further programming costs, including the $267,000 of capitalized software development costs we recorded during 2006. This amount represents the actual costs of staff time we incurred to develop the enhancement subsequent to the point of technological feasibility. We determined the point of technological feasibility based on management’s technical development experience and judgment.
Note 4: Business Acquisition, page 41
3.	We note that in 2006 you invested approximately $1,189,600 related to information technology and system development capabilities you acquired from HealthCalc, which included research and development of new capabilities. This investment appears to indicate that that there were incomplete research and development projects as of the date of your acquisition of HealthCalc. Accordingly, please explain to us why you did not allocate a portion of the purchase price of the HealthCalc acquisition to incomplete research and development projects, as discussed in paragraph 42 of SFAS 141.

Company Response

As of December 23, 2005, the date we acquired HealthCalc, we purchased a complete and operable web-based software system that HealthCalc was making available to its customers, and that Health

Fitness also was making available to its customers through an agreement with HealthCalc. At the time of the acquisition, the only technology-related expenses that HealthCalc was incurring were attributable to maintaining the current functionality of the web-based system (i.e. bug fixes), and providing custom programming services to customers in connection with system installations. Based upon the due diligence we performed in connection with this acquisition, we determined that HealthCalc was not developing enhancements, of a research and development nature, to the web- based system, nor did the Company or its third-party appraisal expert find any incomplete research and development projects that were subject to valuation. We acquired a fully functioning and viable web-based software system that we were utilizing to service our customers prior to acquiring the legal rights to ownership of the software.
The $1,189,600 investment we referenced in Item 1 under the caption “Research and Development” actually represented the total expenses we incurred during 2006 related to the compensation and overhead costs we assumed from the HealthCalc acquisition. We also incurred incremental compensation and overhead expenses during 2006 due to the hiring of additional staff within our technology development and health sciences functions. These expenses are included in salaries and other selling, general and administrative expenses under the caption “Operating Expenses” in our statement of operations for the year ended December 31, 2006.

4.	Please provide us an analysis that demonstrates why your accounting for the $1,475,000 earnout payment as an increase to goodwill is appropriate. Paragraph 34 of SFAS 141 states that “if the substance of the agreement for contingent consideration is to provide services or use of property or profit sharing, the additional consideration given shall be recognized as an expense of the appropriate periods (Opinion 16, paragraph 86).” In this regard, we note that the two “principal shareholders” of HealthCalc, Peter A. Egan and John F. Ellis, as well as Jeff Lietz, entered into employment agreements with Health Fitness Corporation. In addition, we note that the employment agreements are linked to the December 22, 2005 stock purchase agreement as the employment agreements are referred to in Articles IV, V, VI, VII, VIII, and IX of the stock purchase agreement. As part of your analysis, address the factors discussed in EITF 95-8, provide us a copy of each employment agreement, provide us a copy of each of the exhibits to the stock purchase agreement, and provide us a listing of each of the shareholders of HealthCalc with their percentage holding of HealthCalc.

Company Response

When we negotiated to buy the HealthCalc business, the HealthCalc shareholders felt our initial purchase price offer, which was based upon a multiple of revenue, was too low based on similar deals in the market, and ultimately did not agree with our initial estimation of fair value for their business.

The HealthCalc shareholders believed that a higher valuation was appropriate due to the unrealized value of likely sales opportunities in their pipeline, in addition to the incremental sales opportunities that they believed Health Fitness would generate from the assets to be acquired from HealthCalc. The parties resolved their differences by the Company agreeing to pay the incremental value demanded by HealthCalc’s shareholders only if the post-acquisition revenues on which they based their demand actually materialized. The revenue targets necessary to earn this contingent payment were outlined in Exhibit B to the Stock Purchase Agreement. The Company’s obligation to pay this additional value if the targets were achieved was not dependant upon continued employment of any of the HealthCalc shareholders.

With respect to Peter Egan, John Ellis and Jeff Lietz, whose employment agreements were executed commensurate with the signing of the Stock Purchase Agreement, they were hired as our Chief Science Officer, Chief Information Officer and Vice President Business Development, respectively. The employment agreement for each of them is similar in form to the employment agreements we have for other top employees. With respect to the employment of Mssrs Egan, Ellis and Lietz:

a.	Their employment compensation is commensurate with, and in most cases is significantly better than the compensation of other key employees at their level.

b.	Their employment agreement does not minimize or eliminate the amount of the contingent earnout payment in the case of employment termination.

c.	Their employment continues indefinitely until terminated in accordance with their employment agreement.
In light of the above facts, we believe the contingent earnout payment of $1,475,000, which was paid to each HealthCalc shareholder in accordance with their ownership interest in HealthCalc, is appropriately classified as additional purchase price, resulting in an increase to goodwill. Management believes this accounting treatment is consistent with the guidance provided by EITF 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination, which speaks to specific guidance dealing with the events surrounding negotiation of the purchase price, factors involving reasons for developing a contingent payment provision, the development of performance measures to determine the achievement of the contingent earnout and the factors involving the terms of continuing employment of Mssrs Egan, Ellis and Lietz.

As requested, the following documents have been supplied as exhibits to this response:
Exhibit A — Employment Agreement with Peter A. Egan
Exhibit B — Employment Agreement with John F. Ellis
Exhibit C — Employment Agreement with Jeffrey Lietz
Exhibit D — Exhibit A to the Stock Purchase Agreement — Option Shareholders
Exhibit E — Exhibit B to the Stock Purchase Agreement — Contingent Payment Formula
Exhibit F — Exhibit C to the Stock Purchase Agreement — Escrow Agreement
Exhibit G — List of HealthCalc shareholders and ownership percentage
Note 14: Business Segments, page 49
5.	We note that you do not have any assets that are specifically related solely to either of your two operating segments. We note on page 22, however, that you attribute revenue from the HealthCalc acquisition to the Health Management segment, which appears to indicate that the HealthCalc acquisition has been included in the Health Management segment. Please clarify or revise your disclose to appropriately disclose segment assets.

Company Response

Effective with the filing of our Form 10-K for the year ended December 31, 2006, and in accordance with SFAS 131, Disclosures about Segments of an Enterprise and Related Information, we began to reflect our business into two segments: Fitness Management and Health Management. We made this decision based on the following factors:
a.	The evolution of our Health Management segment, and management’s belief that the future growth of our Company may depend on our Health Management segment.

b.	Management’s belief that total revenue and gross profit from our Health Management segment may outpace the total revenue and gross profit from our legacy Fitness Management segment.

c.	Management has invested significant resources to hire additional service and account management staff to handle the growth we have experienced, and expect to experience in the future;

d.	Management has invested, and expects to continue investing resources to enhance the functionality of our web-based software system to appeal to a wider range of current and new customers for both of our operating segments.

e.	On a monthly, quarterly and annual basis, we manage the performance of our business by reviewing internally-generated financial reports that detail revenue and gross profit results for each segment.
With respect to segment asset allocation in accordance with SFAS 131, management believes the Company does not have assets that are related solely to each segment, and thus has not allocated assets to our reportable segments for the following reasons:
a.	Health Fitness is a service business that depends heavily on the joint efforts of our staff to operate and grow each segment of our business.

b.	We do not maintain a large asset infrastructure. The tangible and intangible assets we do own, including the web-based software system we acquired from HealthCalc, are deployed across both segments of our business to generate segment revenue and gross profit results.

c.	The Company’s future growth plans involve a tighter integration between our Fitness and Health Management segments, resulting in significant opportunities to cross-sell our fitness and health management services to existing customers within each segment. It is now, and will be, difficult to ascertain which assets are responsible for the results we expect to achieve.

d.	Except for the segmentation of goodwill (see management’s response to comment 6 below), we do not separate assets into our two reportable segments for accounting and reporting purposes. At the same time, management believes an arbitrary allocation of assets to each reportable segment would not result in meaningful information regarding how management uses the Company’s assets to grow our business.
With respect to our 2006 operating results, we did classify revenue belonging to HealthCalc’s third party customers as Health Management segment revenue. Prior to our acquisition of HealthCalc, Health Fitness purchased licenses to use their web-based software system within various fitness and health management customers belonging to Health Fitness. Once we consolidated HealthCalc’s operations, the revenue they realized from our fitness and health management customers was eliminated and accounted for as fitness and health management segment revenue within our accounting records.

The assets we obtained from the HealthCalc acquisition are used to service existing customers, and obtain new customers within our two reportable segments.

6.	Please disclose the information required by paragraph 45 of SFAS 142 for the allocation of goodwill to each reportable segment.

Company Response

In connection with goodwill impairment testing as of December 31, 2006, and consistent with the guidance provided in paragraphs 34 and 35 of SFAS 142, Accounting for Goodwill, we did allocate our total goodwill of $14,509,469 to our Fitness and Health Management business segments based upon the ratio of the estimated market value for each segment to the total estimated market value for the entire company. This initial allocation of goodwill will be the base amount we will use to test for impairment in future years.

Per this analysis, 24.4%, or $3,537,034 of our total goodwill was allocated to our Fitness Management segment, and 75.6%, or $10,972,435 was allocated to our Health Management segment. In connection with this allocation, and completion of the goodwill impairment analysis, we determined that there was no impairment of total goodwill, or the goodwill that was allocated to each of our reportable segments.
In accordance with paragraph 45 of SFAS 142, we will update our disclosure for goodwill, in connection with our 2007 Form 10-K, to include our methodology for allocating total goodwill to our reportable segments, the amounts resulting for each segment from this allocation and the impairment, if any, that may result from the testing we perform as of December 31, 2007.
     We appreciate the opportunity to answer the Commission’s comments. We would be happy to provide any additional information the Commission believes is necessary to clarify the content of management’s response.

Sincerely,

HEALTH FITNESS CORPORATION

/s/ Wesley W. Winnekins

Wesley W. Winnekins
Chief Financial Officer

EXHIBIT A
EMPLOYMENT AGREEMENT
     THIS EMPLOYMENT AGREEMENT (this “Agreement”), dated December 23, 2005, to be effective as of the Effective Date (as defined below), is by and between Health Fitness Corporation, a Minnesota corporation (“HFC”), and Peter A. Egan, Ph.D. (“Executive”).
RECITALS
     WHEREAS, Executive is currently employed by HealthCalc.Net, Inc. (“HCN”) (the “Business”); and
     WHEREAS, HFC and HCN are parties to a Stock Purchase Agreement dated as of December 23, 2005 (the “Purchase Agreement”) by and among HFC, HCN and the shareholders of HCN (the “Shareholders”) pursuant to which the Shareholders have agreed to sell to HFC all of the capital stock of HCN (the “Stock”); and
     WHEREAS, in anticipation of the closing (the “Closing”) of HFC’s purchase of the Stock as contemplated by the Purchase Agreement, Executive and HFC desire to agree to the terms of Executive’s employment with HFC, which employment will commence, if the Closing occurs, on the date on which the Closing occurs (the “Effective Date”); and
     WHEREAS, Executive acknowledges and agrees that Executive will, prior to the Effective Date and in the course of Executive’s employment with HFC, have access to confidential, proprietary and trade secret information of HFC, the unauthorized use or disclosure of which would cause irreparable harm to HFC; and
     WHEREAS, Executive wishes to receive from HFC the compensation, and the benefit of the other terms and conditions of employment, as set forth in this Agreement as valuable consideration for the confidentiality, noncompetition, inventions and other provisions contained in this Agreement;
     NOW, THEREFORE, in consideration of Executive’s employment under the terms and conditions of this Agreement, the compensation and benefits paid or made available to Executive by HFC, the covenants of this Agreement and for other good and valuable consideration the receipt and sufficiency of which are specifically acknowledged by the parties, Executive and HFC agree as follows:
ARTICLE I
EMPLOYMENT, COMPENSATION AND BENEFITS
     1.01 Employment With HFC.

     (a) HFC hereby agrees to employ Executive initially in the position of Chief Science Officer, and Executive hereby accepts such employment with HFC, commencing as of the Effective Date, subject to the terms and conditions of this Agreement. Such employment shall continue indefinitely until terminated in accordance with Article II of this Agreement.
     (b) Notwithstanding anything herein to the contrary, HFC’s employment of Executive as contemplated by this Agreement is subject to, and Executive’s employment with HFC will commence only if and upon, the Closing. Executive acknowledges that the Closing is subject to numerous conditions and that the Closing may not occur. If the Closing does not occur, HFC will have no obligation to employ Executive and neither of the parties hereto will have any other obligation hereunder. In addition, notwithstanding anything herein to the contrary, HFC shall have the right to terminate this Agreement immediately upon notice to Executive upon the termination of the Purchase Agreement, and, in such event, HFC will have no obligation to Executive hereunder, including any obligation with respect to employment or separation pay.
     1.02 Duties.
     (a) Executive agrees, during Executive’s employment, to devote Executive’s full time and best efforts to the business of HFC, including, without limitation, the performance of those duties and responsibilities reasonably and customarily associated with Executive’s position as may change from time to time. Executive’s duties and responsibilities shall be subject to determination by HFC’s Chief Executive Officer or his designee.
     (b) Executive shall report to, and at all times shall be subject to the direction of, HFC’s Chief Executive Officer or his designee.
     (c) Executive, at all times during Executive’s employment with HFC, shall comply with HFC’s standards, regulations and policies as determined or set forth by HFC from time to time and as applicable to employees of HFC.
     1.03 Outside Activities. Executive shall not engage in any outside activities that conflict with HFC’s interests, or that interfere in any way with Executive’s performance of Executive’s duties hereunder. In addition, Executive shall not engage in any activity that might subject HFC to criticism or adverse publicity, that might interfere with Executive’s normal work schedule, or that might interfere with Executive’s job duties and responsibilities. Moreover, Executive shall not, and hereby agrees not to accept remuneration of any kind from Executive’s participation in any outside activity without the express written approval of HFC. The foregoing, however, shall not be construed as preventing Executive from engaging in religious, charitable or other community or nonprofit activities that do not impair Executive’s ability to fulfill Executive’s duties and responsibilities under this Agreement.
     1.04 Annual Base Salary. Executive shall be paid a bi-weekly gross salary of $6,232.31 (which is $162,040 on an annual basis), less withholding for income and FICA taxes and any other proper deductions. Executive’s base salary will be paid to Executive in accordance with HFC’s normal payroll practices. Executive’s performance shall be reviewed annually for base salary increase beginning March 2007, and such increase, if any, shall be determined by HFC in its sole discretion.
     1.05 Fringe Benefits. HFC shall provide the following fringe benefits to Executive so long as Executive is employed by HFC:
     (a) Executive shall be eligible to participate in an annual calendar year bonus program subject to the specific terms and conditions of the program developed each year.
     (b) Executive shall be eligible to participate in employee benefit plans and programs offered by HFC from time to time, including, but not limited to, any medical, dental, short-term disability, long-term disability and life insurance coverage, or retirement plans, in accordance with the terms and conditions of those benefit plans and programs.
     (c) Executive shall have initially accrued five (5) days of paid vacation time and shall initially be eligible to accrue up to an additional twenty-one (21) days of paid vacation time per anniversary year in accordance with HFC’s standard vacation practices and policies which may be amended from time to time. In addition, Executive may be eligible for additional paid time off in accordance with HFC’s standard paid time off policies and practices.
     1.06 Expenses. During the term of this Agreement, Executive shall be entitled to prompt reimbursement by HFC for all reasonable, ordinary and necessary travel, entertainment and other business related expenses incurred by Executive (in accordance with the policies and procedures established by HFC for employees from time to time) in the performance of Executive’s duties and responsibilities under this Agreement; provided, however, that Executive shall properly account for such expenses in accordance with federal, state and local tax requirements and HFC’s policies and procedures.
ARTICLE II
TERMINATION
     2.01 Events of Termination. Executive’s employment with HFC:
     (a) May be terminated by mutual written agreement of HFC and Executive.
     (b) Shall terminate immediately upon the death of Executive.
     (c) May be terminated upon written notice from HFC to Executive for Cause, which, for purposes of this Agreement, shall mean the following:
     (i) Failure of Executive to (a) satisfactorily, faithfully, diligently or competently perform the duties, requirements and responsibilities of Executive’s employment as contemplated by this Agreement or as assigned by HFC’s Chief Executive Officer or his designee, or (b) follow the reasonable direction consistent with Executive’s position of HFC’s Chief Executive Officer or his designee; provided, however, in the event of termination pursuant to this subparagraph 2.01(c)(i), HFC’s CEO will provide Executive written notice (the “Cause Notice”) of proposed termination which provides (1) reasonable detail as to the cause or causes asserted by HFC and upon which the Cause Notice is based, and (2) notification of a certain period of time not less than thirty (30) days from receipt of such Cause Notice within which Executive shall have the opportunity to cure the performance or conduct upon which the Cause Notice is based, to the satisfaction of HFC’s CEO. If after the completion of the designated cure period HFC’s CEO determines, in his sole discretion, that Executive has failed to cure the performance or conduct, Executive will be given written notice of Executive’s termination and Executive’s employment will terminate immediately upon the giving of such notice of Executive; or
     (ii) Failure of Executive to comply with the written policies, regulations and directives of HFC that have been provided to Executive in effect and as may change from time to time; or
     (iii) Any act or omission on the part of Executive which constitutes a material failure to comply with the provisions of this Agreement; or
     (iv) Any act or omission on the part of Executive which is potentially harmful to the reputation or business of HFC, including, but not limited to, any conduct of Executive which is inconsistent with federal and state laws or HFC policies respecting harassment and discrimination, or other HFC policies; or
     (v) Conviction or arrest of Executive for, or a guilty or nolo contendere plea by Executive with respect to, any crime punishable as a felony; or any bar against Executive from serving as a director, officer or executive of any firm the securities of which trade publicly.
Executive’s termination for Cause shall be determined in good faith by and in the sole discretion of HFC’s Chief Executive Officer and/or his designee.
     (d) May be terminated upon Executive’s inability to perform the essential functions of Executive’s position due to physical or mental disability, with or without reasonable accommodation, as determined in the good faith judgment of HFC’s Chief Executive Officer, or as may otherwise be required by applicable law.
     (e) May be terminated by Executive for any reason upon ninety (90) days’ written notice to HFC.
     (f) May be terminated by Executive in the event if (i) a material breach by HFC of this Agreement arising out of HFC’s failure to pay Executive in accordance with

Article I of this Agreement which remains uncured ten (10) days after receipt of written notice from Executive of such material breach, or (ii) any other material breach by HFC of this Agreement which remains uncured thirty (30) days after receipt of written notice from Executive of such material breach.
     (g) May be terminated by HFC for any reason other than one described in subsections 2.01(c) or (d) effective at any time after December 31, 2006, upon ninety (90) days written notice to Executive; provided that HFC may provide less notice if HFC commences the 3-month separation pay period under Section 2.02(b) below upon the effective date of termination..
     2.02 Compensation Upon Termination of Executive’s Employment. In the event that Executive’s employment with HFC terminates the following provisions shall govern as applicable:
     (a) If termination occurs pursuant to subparagraph 2.01(a), (b), (c), (d), (e) or (f), HFC shall pay Executive his base salary and fringe benefits through the date of termination (except Executive shall have the right to continue certain benefits at Executive’s expense under COBRA), unless the parties agree in writing otherwise. If termination occurs pursuant to subparagraph 2.01(d), Executive acknowledges and agrees that Executive’s receipt of salary compensation between the date of disability and date of termination shall be governed by HFC’s employee benefit programs, as may be amended from time to time, to the extent Executive is eligible to participate in such programs.
     (b) If termination occurs pursuant to subparagraph 2.01(g), HFC shall pay Executive his base salary and fringe benefits through the date of termination (except Executive shall have the right to continue certain benefits at Executive’s expense under COBRA). However, Executive shall receive as separation pay the equivalent of three (3) months of Executive’s then current base salary if termination occurs pursuant to subparagraph 2.01(g) or if Executive terminates his employment with HFC for Good Reason (as defined below). Any separation pay due to Executive under this subparagraph 2.02(b) shall be payable to Executive, at the sole discretion of HFC, either in a lump sum or in installments in accordance with HFC’s standard payroll practices. Executive’s compensation as an employee shall cease upon commencement of the three-month separation pay period, which shall commence as of day following the last day of Executive’s employment. The last day of Executive’s employment shall be the last business day prior to expiration of any applicable notice period hereunder, or such earlier date following the giving of such notice as of which the Company no longer requires Executive to perform services for the Company. If a termination pursuant to subparagraph 2.01(g) occurs after Executive’s first twelve (12) months of employment, Executive shall be required to execute a separation agreement prepared by HFC to include a general release of any and all claims in favor of HFC in connection with Executive’s receipt of separation pay under this subparagraph 2.02(b).
     (c) All payments made to Executive under this Paragraph 2.02 shall be reduced by amounts (i) required to be withheld in accordance with federal, state and local laws and regulations in effect at the time of payment, and (ii) owed to HFC by Executive for any amounts advanced, loaned or misappropriated in accordance with applicable law.
ARTICLE III
PROTECTION OF CONFIDENTIAL INFORMATION
     3.01. Confidential Information. During Executive’s employment and at all times thereafter, he will not directly or indirectly use or disclose any trade secret, proprietary or Confidential Information of HFC or any parent, subsidiary or affiliated entity for the benefit of any person or entity other than HFC without prior written approval of HFC’s Board of Directors. For purposes of this Agreement, in addition to all materials and information protected by applicable statute or law, the parties acknowledge that Confidential Information shall mean any information, whether in print, on computer disc or tape or otherwise, which relates to HFC or any parent, subsidiary or affiliated entity, or to HFC or any parent, subsidiary or affiliated entity’s existing or reasonably foreseeable business, including but not limited to information relating to research, development, technology, processes, information relating to proprietary rights and data, ideas, know-how, inventions, trade secrets, proprietary information, design concepts, sales, information relating to business or financial strategies and goals, marketing information, plans or proposals, business or financial information, information regarding employees and employee compensation and benefits, information relating to consultants, vendors, subcontractors, suppliers, markets, fees, pricing or purchasing information, data processing, information regarding the identity of customers and potential customers and other information regarding customers and potential customers, information regarding active and inactive accounts, information related to health coaching programs, training or services, and information regarding strategic initiatives or direction, programs, techniques, and methods of operation and procedures, but shall not include information (a) which has become generally available to the public other than as a result of disclosure by Executive, (b) which is information that would not reasonably be considered to be part of the HCN business acquired by HFC and that was within Executive’s legitimate and unrestricted possession prior to the time of his employment with HFC, or (c) which is made available to Executive from a source other than HFC and such source is not bound by a duty of confidentiality to HFC.
     3.02 Return of Information/Property. Executive will, immediately upon his voluntary or involuntary resignation or termination from employment for any reason, or upon HFC’s request at any time, deliver to HFC all property, documents, materials and other items, whether on computer disc or tape or otherwise, including all copies thereof, belonging to HFC or any parent, subsidiary or affiliated entity, or in any way related to the business of HFC or any parent, subsidiary or affiliated entity, or the services Executive performed for HFC or any parent, subsidiary or affiliated entity, including but not limited to any property, documents, materials or items containing trade secret, proprietary, or Confidential Information. Executive will not retain any copies or summaries of any kind of property, documents, materials or items which he has returned in accordance with this Paragraph 3.02.

ARTICLE IV
NONCOMPETITION; NON-SOLICITATION; NON-DISPARAGEMENT
     4.01 Noncompetition and Non-Solicitation Agreement. During Executive’s employment with HFC and for a period of twenty-four (24) months after Executive’s resignation or termination of employment for any reason, whether voluntary or involuntary, other than (i) termination by HFC without Cause under subsection 2.01(g), and (ii) termination by Executive for Good Reason, as defined below (in which two cases the period shall be six (6) months rather than twenty-four (24) months) (“Noncompetition Period”) Executive shall not:
     (a) Design, develop, promote, advertise, establish, own, operate, lease, maintain, license, franchise, work for, engage in, provide services to, be connected with, have any interest in or otherwise be involved in or with, directly or indirectly, any business, person or entity, that promotes, markets, advertises, provides, sells, or offers products, processes, technology, or services that are the same as or similar to those products, processes, technology, or services that are offered by HFC at any time during Executive’s employment with HFC or during the Noncompetition Period.
     (b) Solicit HFC’s current or former customers or potential or prospective customers on behalf of himself or any other business, person or entity for the purpose of selling, offering, providing or otherwise making available products, processes, technology, or services that are the same as or similar to those products, processes, technology, or services that are offered by HFC at any time during Executive’s employment with HFC or during the Noncompetition Period;
     (c) Exploit or use contacts, developed or made during Executive’s employment with HFC, for the purpose of soliciting HFC’s current or former customers or potential or prospective customers on Executive’s behalf or the behalf of any other business, person or entity for purpose of selling, offering, providing or otherwise making available products, processes, technology, or services that are the same as or similar to those products, processes, technology, or services that are offered by HFC at any time during Executive’s employment with HFC or during the Noncompetition Period; or
     (d) Directly or indirectly, induce or attempt to induce, any of HFC’s then current employees or independent contractors to terminate their employment, contractual or other relationship with HFC, or otherwise interfere or attempt to interfere with that existing employment or other relationship with HFC.
     4.02 Good Reason. For purposes of this Agreement, “Good Reason” means Executive’s termination of his employment with HFC for any of the following reasons:
     (a) Any material breach by HFC of this Agreement, and HFC fails to cure such breach within thirty (30) days after receipt of written notice of such material breach from Executive.
     (b) Any permanent relocation by HFC of Executive’s office to a location outside Dallas, Texas, without Executive’s Consent.

     (c) Any assignment of material duties to Executive that are inconsistent with Executive’s education, experience and skills, except as may be necessary to fulfill HFC’s legitimate business needs; provided that Executive shall first give HFC written notice setting forth in reasonable detail the basis for Executive’s claim under this subparagraph (c), and either HFC has not withdrawn or appropriately modified such assignment, or the parties have not been able to resolve such claims with good faith negotiations, within thirty (30) days following the giving of such notice.
     4.03 Non-Disparagement. During Executive’s employment with HFC and at all times thereafter, Executive shall not disparage or defame, or allow or cause others to disparage or defame, HFC, its Board of Directors, directors, officers, employees, customers, or vendors.
     4.04 Compliance. To enable HFC to monitor Executive’s compliance with the obligations imposed by this Agreement, including Article IV, Executive shall, during the Noncompetition Period, if applicable, inform the Chief Executive Officer of HFC in writing of the identity of any new employer of Executive, or entity with which Executive will be associated or provide services, and of Executive’s job title and responsibilities with any such employer or entity, prior to accepting such employment or engagement.
     4.05 Purchase Agreement Restrictions. The provisions of this Article IV are in addition to restrictions on Executive’s competition with HFC contained in the Purchase Agreement and are not in lieu of nor intended to supersede such restrictions.
ARTICLE V
COPYRIGHT AND INVENTIONS
     5.01 Copyrights. Executive acknowledges that any documents, drawings, computer software or other work of authorship prepared by him within the scope of his employment is a “work made for hire” under U.S. copyright laws and that, accordingly, HFC exclusively owns all copyright rights in such works of authorship. For purposes of this Paragraph, “scope of employment” means that the work of authorship (a) relates to any subject matter pertaining to Executive’s employment, (b) relates to or is directly or indirectly connected with the existing or reasonably foreseeable business, products, services, projects or Confidential Information of HFC, or any parent, subsidiary or affiliated entity, or (c) involves the use of any time, material or facility of HFC, or any parent, subsidiary or affiliated entity.
     5.02 Inventions. HFC will be entitled to all of the benefits, profits, results and work product arising from or incident to all of Executive’s work, services, advice and activities, including without limitation all rights in inventions (as set forth below), trademark or trade name creations, and copyrightable materials.
     During the period of his employment with HFC and for a period of one year after such termination, or three years from the date hereof, whichever is longer, Executive agrees to communicate promptly and fully to HFC all inventions, discoveries, improvements or designs made, conceived or reduced to practice by Executive (alone or jointly with others) which both (i) pertain to the business of HFC or any parent, subsidiary or affiliated entity, and (ii) arise or have arisen out of the performance of duties by Executive under this Agreement that are originated, made, conceived or reduced to practice by Executive during the term of this Agreement or during the term of his employment by HCN (the “Protected Inventions”), and, except as provided in this Paragraph 5.02, Executive will and hereby does assign to HFC and/or its nominees all of Executive’s right, title and interest in the Protected Inventions and all of his right, title and interest in any patents, patent applications or copyrights based thereon without obligation on the part of HFC to make any compensation, royalty or payment to him. Executive further agrees to assist HFC and/or its nominee (without charge but at no expense to Executive) at any time and in every proper way to obtain and maintain for its and/or their own benefit, patents and/or copyrights for the Protected Inventions. Executive agrees to keep accurate, complete and timely records of all Protected Inventions, which records shall be the sole property of HFC and shall not be removed from HFC premises.
     Executive understands and agrees that any Protected Invention on which Executive files a patent application within one (1) year after Executive’s resignation or the termination of Executive’s employment with HFC is presumed to have been made and conceived by Executive during the course of Executive’s employment with HFC, subject to proof to the contrary by good faith, written and duly corroborated records establishing that such was conceived and made following Executive’s resignation or termination of employment.
     This Agreement does not obligate Executive to assign to HFC any invention, discovery, improvement or design for which no equipment, supplies, facility or trade secret information of HFC or any parent, subsidiary or affiliated entity was used and which was developed entirely on Executive’s own time, and (a) which does not relate (i) directly to the business of HFC or any parent, subsidiary or affiliated entity, or (ii) to HFC’s or any parent, subsidiary or affiliated entity’s actual or demonstrably anticipated research or development; or (b) which does not result from any work performed by Executive for HFC or any parent, subsidiary or affiliated entity.
     5.03 Prior Inventions. Attached to this Agreement and initialed by both parties is a list of all of the inventions, by description, if any, in which Executive possesses any right, title, or interest prior to Executive’s employment by HFC and the execution of this Agreement, which are not subject to the terms of this Agreement.
ARTICLE VI
MISCELLANEOUS
     6.01 Irreparable Harm. The parties acknowledge that HFC will suffer irreparable harm if Executive breaches any provision of Articles III, IV or V either during or after Executive’s employment with HFC. Accordingly, HFC shall be entitled, in addition to any other right and remedy it may have, at law or equity, to a temporary restraining order and/or injunction, without the posting of a bond or other security, or with the posting of a minimal bond or security where required by applicable law, enjoining or restraining Executive from any violation of Articles III, IV or V and Executive hereby consents to HFC’s right to seek the issuance of such injunction. If any rights or restrictions contained in Articles III, IV or V are deemed to be unenforceable by reason of the extent, duration or geographic scope, or other provision thereof, the parties contemplate that the applicable court will reduce such extent, duration or geographic scope or other provisions and enforce the provisions in their reduced form for all purposes in the manner contemplated by such Articles.

     6.02 Survival of Provisions. The parties agree that the provisions of Articles III, IV, V and VI shall survive the termination of this Agreement and Executive’s resignation or the termination of Executive’s employment for any reason.
     6.03 Governing Law. This Agreement shall be governed according to the laws of the State of Minnesota, without reference to its conflicts of law provisions.
     6.04 Captions. The captions set forth in this Agreement are for convenience only and shall not be considered as part of this Agreement or as in any way limiting or amplifying the terms and conditions hereof.
     6.05 No Conflicting Obligations. Executive represents and warrants to HFC that he is not under, or bound to be under in the future, any obligation to any person, firm, or corporation that is or would be inconsistent or in conflict with this Agreement or would prevent, limit, or impair in any way the performance by Executive of his duties and responsibilities hereunder. Specifically, but without limiting the generality of the foregoing, Executive warrants and represents to HFC that he is not currently bound and will not be bound in the future by any confidentiality agreements and/or restrictive covenants that may and/or will restrict Executive’s ability to perform Executive’s duties and responsibilities hereunder. Moreover, Executive agrees that he will not enter into any confidentiality agreements and/or restrictive covenants during Executive’s employment with HFC that may or will restrict Executive’s ability to perform Executive’s duties and responsibilities hereunder, with the exception of any confidentially agreements and/or restrictive covenants entered into by and between Executive and HFC.
     6.06 Successors. This Agreement is personal to Executive and Executive may not assign or transfer any part of Executive’s rights or duties hereunder, or any compensation due to him hereunder, to any other person. This Agreement may be assigned by HFC to successors and assigns.
     6.07 Waiver. The waiver by any party of the breach or nonperformance of any provision of this Agreement by any other party will not operate or be construed as a waiver of any future breach or nonperformance under any provision of this Agreement or any similar agreement with any other employee.
     6.08 Notices. Any and all notices referred to herein shall be deemed properly given only if in writing and delivered personally or sent postage prepaid, by certified mail, return receipt requested, as follows:
     (a) To HFC by notice to the Chief Executive Officer; and
     (b) To Executive at Executive’s home address as it then appears on the records of HFC, it being the duty of Executive to keep HFC informed of Executive’s current home address at all times.

The date on which notice to HFC or Executive shall be deemed to have been given if mailed as provided above shall be three (3) days after having been placed in the United States mail, postage prepaid. Personal delivery to Executive shall be deemed to have occurred on the date notice was delivered to Executive personally.
     6.09 Term. This Agreement shall be effective on the Effective Date and shall continue until terminated in accordance with the provisions set forth in this Agreement.
     6.10 Modification. This Agreement supersedes any and all prior oral and written understandings and agreements, if any, between the parties relating to the subject matter hereof. This Agreement sets forth the entire understandings and agreements between and among the parties on the subject matter hereof and is the complete and exclusive statement of the terms and conditions thereof. No modification, termination, discharge, release or attempted waiver of any provision of this Agreement will be valid unless it is made in writing and signed by the party against whom the same is sought to be enforced, and is specifically identified as a modification, termination, release, waiver or discharge of this Agreement. If any term, clause or provisions of this Agreement shall for any reason be adjudged invalid, unenforceable or void, the same shall not impair or invalidate any of the other provisions contained herein, all of which shall be performed in accordance with their respective terms.
     6.11 Counterparts. More than one counterpart of this Agreement may be executed by the parties hereto, and each fully executed counterpart shall be deemed an original.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

HEALTH FITNESS CORPORATION

By	/s/ Jerry V. Noyce

Jerry V. Noyce
Its Chief Executive Officer

EXECUTIVE

/s/ Peter A. Egan

Peter A. Egan, Ph.D.

PRIOR INVENTIONS
(As referred to in Section 5.03)
     1. The contents of, and the concepts described in, Computer Application for Exercise Testing. Egan, Peter, Dissertation, University of New Mexico are the subject of a license agreement between Peter A. Egan and HCN and constitute Prior Inventions pursuant to Section 5.03.

Identified and Confirmed:

HEALTH FITNESS CORPORATION

By	/s/ Jerry V. Noyce

Jerry V. Noyce
Its Chief Executive Officer

EXECUTIVE

/s/ Peter A. Egan, Ph.D.

Peter A. Egan, Ph.D.

AMENDMENT TO EMPLOYMENT AGREEMENT
THIS AMENDMENT (this “Amendment”) to the Employment Agreement (the “Agreement”), dated as of December 23, 2005, between Health Fitness Corporation (“HFC”), and Peter A. Egan, Ph.D. (“Executive”), is made and entered into between HFC and Executive as of December 21, 2006.
WHEREAS, HFC and Executive have agreed to increase severance amounts;
WHEREAS, HFC and Executive wish to amend the Agreement accordingly.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is specifically acknowledged by the parties, the Company and Executive agree as follows:
1.	Subparagraph 2.01(g) of the Agreement shall be amended by deleting the phrase “3-month separation pay period” and replacing it with “4-month separation pay period”.

2.	Subparagraph 2.02(b) of the Agreement shall be amended by deleting the second sentence of that subparagraph and replacing it with the following sentence:
“However, Executive shall receive as separation pay the equivalent of four (4) months of Executive’s then current base salary if termination occurs pursuant to subparagraph 2.01(g); and Executive shall receive as separation pay the equivalent of three (3) months of Executive’s then current base salary if Executive terminates his employment with HFC for Good Reason (as defined in Paragraph 4.02 below).
3.	Subparagraph 2.02(b) of the Agreement shall amended by deleting the fourth sentence of that subparagraph and replacing it with the following sentence:
“Executive’s compensation as an employee shall cease upon commencement of either the three-month separation pay period or the four-month separation pay period as applicable, which period shall commence as of the day following the last day of Executive’s employment.
4.	This Amendment shall be effective on December 21, 2006.

5.	Except as expressly amended by this Amendment, all of the terms and provisions of the Agreement shall remain in full force and effect.

6.	This amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become a binding agreement when one or more counterparts have been signed by each party and delivered to the other party.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed on behalf of each as of the date first above written.

HEALTH FITNESS CORPORATION

By:	/s/ Gregg Lehman Name: Gregg Lehman
Title: President and Chief Executive Officer

/s/ Peter A. Egan PETER A. EGAN

EXHIBIT B
EMPLOYMENT AGREEMENT
     THIS EMPLOYMENT AGREEMENT (this “Agreement”), dated December 23, 2005, to be effective as of the Effective Date (as defined below), is by and between Health Fitness Corporation, a Minnesota corporation (“HFC”), and John F. Ellis (“Executive”).
RECITALS
     WHEREAS, Executive is currently employed by HealthCalc.Net, Inc. (“HCN”) (the “Business”); and
     WHEREAS, HFC and HCN are parties to a Stock Purchase Agreement dated as of December 23, 2005 (the “Purchase Agreement”) by and among HFC, HCN and the shareholders of HCN (the “Shareholders”) pursuant to which the Shareholders have agreed to sell to HFC all of the capital stock of HCN (the “Stock”); and
     WHEREAS, in anticipation of the closing (the “Closing”) of HFC’s purchase of the Stock as contemplated by the Purchase Agreement, Executive and HFC desire to agree to the terms of Executive’s employment with HFC, which employment will commence, if the Closing occurs, on the date on which the Closing occurs (the “Effective Date”); and
     WHEREAS, Executive acknowledges and agrees that Executive will, prior to the Effective Date and in the course of Executive’s employment with HFC, have access to confidential, proprietary and trade secret information of HFC, the unauthorized use or disclosure of which would cause irreparable harm to HFC; and
     WHEREAS, Executive wishes to receive from HFC the compensation, and the benefit of the other terms and conditions of employment, as set forth in this Agreement as valuable consideration for the confidentiality, noncompetition, inventions and other provisions contained in this Agreement;
     NOW, THEREFORE, in consideration of Executive’s employment under the terms and conditions of this Agreement, the compensation and benefits paid or made available to Executive by HFC, the covenants of this Agreement and for other good and valuable consideration the receipt and sufficiency of which are specifically acknowledged by the parties, Executive and HFC agree as follows:
ARTICLE I
EMPLOYMENT, COMPENSATION AND BENEFITS
     1.01 Employment With HFC.

     (a) HFC hereby agrees to employ Executive initially in the position of Chief Information Officer, and Executive hereby accepts such employment with HFC, commencing as of the Effective Date, subject to the terms and conditions of this Agreement. Such employment shall continue indefinitely until terminated in accordance with Article II of this Agreement.
     (b) Notwithstanding anything herein to the contrary, HFC’s employment of Executive as contemplated by this Agreement is subject to, and Executive’s employment with HFC will commence only if and upon, the Closing. Executive acknowledges that the Closing is subject to numerous conditions and that the Closing may not occur. If the Closing does not occur, HFC will have no obligation to employ Executive and neither of the parties hereto will have any other obligation hereunder. In addition, notwithstanding anything herein to the contrary, HFC shall have the right to terminate this Agreement immediately upon notice to Executive upon the termination of the Purchase Agreement, and, in such event, HFC will have no obligation to Executive hereunder, including any obligation with respect to employment or separation pay.
     1.02 Duties.
     (a) Executive agrees, during Executive’s employment, to devote Executive’s full time and best efforts to the business of HFC, including, without limitation, the performance of those duties and responsibilities reasonably and customarily associated with Executive’s position as may change from time to time. Executive’s duties and responsibilities shall be subject to determination by HFC’s Chief Executive Officer or his designee.
     (b) Executive shall report to, and at all times shall be subject to the direction of, HFC’s Chief Executive Officer or his designee.
     (c) Executive, at all times during Executive’s employment with HFC, shall comply with HFC’s standards, regulations and policies as determined or set forth by HFC from time to time and as applicable to employees of HFC.
     1.03 Outside Activities. Executive shall not engage in any outside activities that conflict with HFC’s interests, or that interfere in any way with Executive’s performance of Executive’s duties hereunder. In addition, Executive shall not engage in any activity that might subject HFC to criticism or adverse publicity, that might interfere with Executive’s normal work schedule, or that might interfere with Executive’s job duties and responsibilities. Moreover, Executive shall not, and hereby agrees not to accept remuneration of any kind from Executive’s participation in any outside activity without the express written approval of HFC. The foregoing, however, shall not be construed as preventing Executive from engaging in religious, charitable or other community or nonprofit activities that do not impair Executive’s ability to fulfill Executive’s duties and responsibilities under this Agreement.
     1.04 Annual Base Salary. Executive shall be paid a bi-weekly gross salary of $6,232.31 (which is $162,040 on an annual basis), less withholding for income and FICA taxes and any other proper deductions. Executive’s base salary will be paid to Executive in accordance with HFC’s normal payroll practices. Executive’s performance shall be reviewed annually for base salary increase beginning March 2007, and such increase, if any, shall be determined by HFC in its sole discretion.
     1.05 Fringe Benefits. HFC shall provide the following fringe benefits to Executive so long as Executive is employed by HFC:
     (a) Executive shall be eligible to participate in an annual calendar year bonus program subject to the specific terms and conditions of the program developed each year.
     (b) Executive shall be eligible to participate in employee benefit plans and programs offered by HFC from time to time, including, but not limited to, any medical, dental, short-term disability, long-term disability and life insurance coverage, or retirement plans, in accordance with the terms and conditions of those benefit plans and programs.
     (c) Executive shall have initially accrued five (5) days of paid vacation time and shall initially be eligible to accrue up to an additional twenty-one (21) days of paid vacation time per anniversary year in accordance with HFC’s standard vacation practices and policies which may be amended from time to time. In addition, Executive may be eligible for additional paid time off in accordance with HFC’s standard paid time off policies and practices.
     1.06 Expenses. During the term of this Agreement, Executive shall be entitled to prompt reimbursement by HFC for all reasonable, ordinary and necessary travel, entertainment and other business related expenses incurred by Executive (in accordance with the policies and procedures established by HFC for employees from time to time) in the performance of Executive’s duties and responsibilities under this Agreement; provided, however, that Executive shall properly account for such expenses in accordance with federal, state and local tax requirements and HFC’s policies and procedures.
ARTICLE II
       TERMINATION
     2.01 Events of Termination. Executive’s employment with HFC:
     (a) May be terminated by mutual written agreement of HFC and Executive.
     (b) Shall terminate immediately upon the death of Executive.
     (c) May be terminated upon written notice from HFC to Executive for Cause, which, for purposes of this Agreement, shall mean the following:
     (i) Failure of Executive to (a) satisfactorily, faithfully, diligently or competently perform the duties, requirements and responsibilities of Executive’s employment as contemplated by this Agreement or as assigned by HFC’s Chief Executive Officer or his designee, or (b) follow the reasonable direction consistent with Executive’s position of HFC’s Chief Executive Officer or his designee; provided, however, in the event of termination pursuant to this subparagraph 2.01(c)(i), HFC’s CEO will provide Executive written notice (the “Cause Notice”) of proposed termination which provides (1) reasonable detail as to the cause or causes asserted by HFC and upon which the Cause Notice is based, and (2) notification of a certain period of time not less than thirty (30) days from receipt of such Cause Notice within which Executive shall have the opportunity to cure the performance or conduct upon which the Cause Notice is based, to the satisfaction of HFC’s CEO. If after the completion of the designated cure period HFC’s CEO determines, in his sole discretion, that Executive has failed to cure the performance or conduct, Executive will be given written notice of Executive’s termination and Executive’s employment will terminate immediately upon the giving of such notice of Executive; or
     (ii) Failure of Executive to comply with the written policies, regulations and directives of HFC that have been provided to Executive in effect and as may change from time to time; or
     (iii) Any act or omission on the part of Executive which constitutes a material failure to comply with the provisions of this Agreement; or
     (iv) Any act or omission on the part of Executive which is potentially harmful to the reputation or business of HFC, including, but not limited to, any conduct of Executive which is inconsistent with federal and state laws or HFC policies respecting harassment and discrimination, or other HFC policies; or
     (v) Conviction or arrest of Executive for, or a guilty or nolo contendere plea by Executive with respect to, any crime punishable as a felony; or any bar against Executive from serving as a director, officer or executive of any firm the securities of which trade publicly.
Executive’s termination for Cause shall be determined in good faith by and in the sole discretion of HFC’s Chief Executive Officer and/or his designee.
     (d) May be terminated upon Executive’s inability to perform the essential functions of Executive’s position due to physical or mental disability, with or without reasonable accommodation, as determined in the good faith judgment of HFC’s Chief Executive Officer, or as may otherwise be required by applicable law.
     (e) May be terminated by Executive for any reason upon ninety (90) days’ written notice to HFC.
     (f) May be terminated by Executive in the event if (i) a material breach by HFC of this Agreement arising out of HFC’s failure to pay Executive in accordance with

Article I of this Agreement which remains uncured ten (10) days after receipt of written notice from Executive of such material breach, or (ii) any other material breach by HFC of this Agreement which remains uncured thirty (30) days after receipt of written notice from Executive of such material breach.
     (g) May be terminated by HFC for any reason other than one described in subsections 2.01(c) or (d) effective at any time after December 31, 2006, upon ninety (90) days written notice to Executive; provided that HFC may provide less notice if HFC commences the 3-month separation pay period under Section 2.02(b) below upon the effective date of termination..
     2.02 Compensation Upon Termination of Executive’s Employment. In the event that Executive’s employment with HFC terminates the following provisions shall govern as applicable:
     (a) If termination occurs pursuant to subparagraph 2.01(a), (b), (c), (d), (e) or (f), HFC shall pay Executive his base salary and fringe benefits through the date of termination (except Executive shall have the right to continue certain benefits at Executive’s expense under COBRA), unless the parties agree in writing otherwise. If termination occurs pursuant to subparagraph 2.01(d), Executive acknowledges and agrees that Executive’s receipt of salary compensation between the date of disability and date of termination shall be governed by HFC’s employee benefit programs, as may be amended from time to time, to the extent Executive is eligible to participate in such programs.
     (b) If termination occurs pursuant to subparagraph 2.01(g), HFC shall pay Executive his base salary and fringe benefits through the date of termination (except Executive shall have the right to continue certain benefits at Executive’s expense under COBRA). However, Executive shall receive as separation pay the equivalent of three (3) months of Executive’s then current base salary if termination occurs pursuant to subparagraph 2.01(g) or if Executive terminates his employment with HFC for Good Reason (as defined below). Any separation pay due to Executive under this subparagraph 2.02(b) shall be payable to Executive, at the sole discretion of HFC, either in a lump sum or in installments in accordance with HFC’s standard payroll practices. Executive’s compensation as an employee shall cease upon commencement of the three-month separation pay period, which shall commence as of day following the last day of Executive’s employment. The last day of Executive’s employment shall be the last business day prior to expiration of any applicable notice period hereunder, or such earlier date following the giving of such notice as of which the Company no longer requires Executive to perform services for the Company. If a termination pursuant to subparagraph 2.01(g) occurs after Executive’s first twelve (12) months of employment, Executive shall be required to execute a separation agreement prepared by HFC to include a general release of any and all claims in favor of HFC in connection with Executive’s receipt of separation pay under this subparagraph 2.02(b).
     (c) All payments made to Executive under this Paragraph 2.02 shall be reduced by amounts (i) required to be withheld in accordance with federal, state and local laws and regulations in effect at the time of payment, and (ii) owed to HFC by Executive for any amounts advanced, loaned or misappropriated in accordance with applicable law.
ARTICLE III
PROTECTION OF CONFIDENTIAL INFORMATION
     3.01. Confidential Information. During Executive’s employment and at all times thereafter, he will not directly or indirectly use or disclose any trade secret, proprietary or Confidential Information of HFC or any parent, subsidiary or affiliated entity for the benefit of any person or entity other than HFC without prior written approval of HFC’s Board of Directors. For purposes of this Agreement, in addition to all materials and information protected by applicable statute or law, the parties acknowledge that Confidential Information shall mean any information, whether in print, on computer disc or tape or otherwise, which relates to HFC or any parent, subsidiary or affiliated entity, or to HFC or any parent, subsidiary or affiliated entity’s existing or reasonably foreseeable business, including but not limited to information relating to research, development, technology, processes, information relating to proprietary rights and data, ideas, know-how, inventions, trade secrets, proprietary information, design concepts, sales, information relating to business or financial strategies and goals, marketing information, plans or proposals, business or financial information, information regarding employees and employee compensation and benefits, information relating to consultants, vendors, subcontractors, suppliers, markets, fees, pricing or purchasing information, data processing, information regarding the identity of customers and potential customers and other information regarding customers and potential customers, information regarding active and inactive accounts, information related to health coaching programs, training or services, and information regarding strategic initiatives or direction, programs, techniques, and methods of operation and procedures, but shall not include information (a) which has become generally available to the public other than as a result of disclosure by Executive, (b) which is information that would not reasonably be considered to be part of the HCN business acquired by HFC and that was within Executive’s legitimate and unrestricted possession prior to the time of his employment with HFC, or (c) which is made available to Executive from a source other than HFC and such source is not bound by a duty of confidentiality to HFC.
     3.02 Return of Information/Property. Executive will, immediately upon his voluntary or involuntary resignation or termination from employment for any reason, or upon HFC’s request at any time, deliver to HFC all property, documents, materials and other items, whether on computer disc or tape or otherwise, including all copies thereof, belonging to HFC or any parent, subsidiary or affiliated entity, or in any way related to the business of HFC or any parent, subsidiary or affiliated entity, or the services Executive performed for HFC or any parent, subsidiary or affiliated entity, including but not limited to any property, documents, materials or items containing trade secret, proprietary, or Confidential Information. Executive will not retain any copies or summaries of any kind of property, documents, materials or items which he has returned in accordance with this Paragraph 3.02.

ARTICLE IV
NONCOMPETITION; NON-SOLICITATION; NON-DISPARAGEMENT
     4.01 Noncompetition and Non-Solicitation Agreement. During Executive’s employment with HFC and for a period of twenty-four (24) months after Executive’s resignation or termination of employment for any reason, whether voluntary or involuntary, other than (i) termination by HFC without Cause under subsection 2.01(g), and (ii) termination by Executive for Good Reason, as defined below (in which two cases the period shall be six (6) months rather than twenty-four (24) months) (“Noncompetition Period”) Executive shall not:
     (a) Design, develop, promote, advertise, establish, own, operate, lease, maintain, license, franchise, work for, engage in, provide services to, be connected with, have any interest in or otherwise be involved in or with, directly or indirectly, any business, person or entity, that promotes, markets, advertises, provides, sells, or offers products, processes, technology, or services that are the same as or similar to those products, processes, technology, or services that are offered by HFC at any time during Executive’s employment with HFC or during the Noncompetition Period.
     (b) Solicit HFC’s current or former customers or potential or prospective customers on behalf of himself or any other business, person or entity for the purpose of selling, offering, providing or otherwise making available products, processes, technology, or services that are the same as or similar to those products, processes, technology, or services that are offered by HFC at any time during Executive’s employment with HFC or during the Noncompetition Period;
     (c) Exploit or use contacts, developed or made during Executive’s employment with HFC, for the purpose of soliciting HFC’s current or former customers or potential or prospective customers on Executive’s behalf or the behalf of any other business, person or entity for purpose of selling, offering, providing or otherwise making available products, processes, technology, or services that are the same as or similar to those products, processes, technology, or services that are offered by HFC at any time during Executive’s employment with HFC or during the Noncompetition Period; or
     (d) Directly or indirectly, induce or attempt to induce, any of HFC’s then current employees or independent contractors to terminate their employment, contractual or other relationship with HFC, or otherwise interfere or attempt to interfere with that existing employment or other relationship with HFC.
     4.02 Good Reason. For purposes of this Agreement, “Good Reason” means Executive’s termination of his employment with HFC for any of the following reasons:
     (a) Any material breach by HFC of this Agreement, and HFC fails to cure such breach within thirty (30) days after receipt of written notice of such material breach from Executive.
     (b) Any permanent relocation by HFC of Executive’s office to a location outside Dallas, Texas, without Executive’s Consent.

     (c) Any assignment of material duties to Executive that are inconsistent with Executive’s education, experience and skills, except as may be necessary to fulfill HFC’s legitimate business needs; provided that Executive shall first give HFC written notice setting forth in reasonable detail the basis for Executive’s claim under this subparagraph (c), and either HFC has not withdrawn or appropriately modified such assignment, or the parties have not been able to resolve such claims with good faith negotiations, within thirty (30) days following the giving of such notice.
     4.03 Non-Disparagement. During Executive’s employment with HFC and at all times thereafter, Executive shall not disparage or defame, or allow or cause others to disparage or defame, HFC, its Board of Directors, directors, officers, employees, customers, or vendors.
     4.04 Compliance. To enable HFC to monitor Executive’s compliance with the obligations imposed by this Agreement, including Article IV, Executive shall, during the Noncompetition Period, if applicable, inform the Chief Executive Officer of HFC in writing of the identity of any new employer of Executive, or entity with which Executive will be associated or provide services, and of Executive’s job title and responsibilities with any such employer or entity, prior to accepting such employment or engagement.
     4.05 Purchase Agreement Restrictions. The provisions of this Article IV are in addition to restrictions on Executive’s competition with HFC contained in the Purchase Agreement and are not in lieu of nor intended to supersede such restrictions.
ARTICLE V
COPYRIGHT AND INVENTIONS
     5.01 Copyrights. Executive acknowledges that any documents, drawings, computer software or other work of authorship prepared by him within the scope of his employment is a “work made for hire” under U.S. copyright laws and that, accordingly, HFC exclusively owns all copyright rights in such works of authorship. For purposes of this Paragraph, “scope of employment” means that the work of authorship (a) relates to any subject matter pertaining to Executive’s employment, (b) relates to or is directly or indirectly connected with the existing or reasonably foreseeable business, products, services, projects or Confidential Information of HFC, or any parent, subsidiary or affiliated entity, or (c) involves the use of any time, material or facility of HFC, or any parent, subsidiary or affiliated entity.
     5.02 Inventions. HFC will be entitled to all of the benefits, profits, results and work product arising from or incident to all of Executive’s work, services, advice and activities, including without limitation all rights in inventions (as set forth below), trademark or trade name creations, and copyrightable materials.
     During the period of his employment with HFC and for a period of one year after such termination, or three years from the date hereof, whichever is longer, Executive agrees to communicate promptly and fully to HFC all inventions, discoveries, improvements or designs made, conceived or reduced to practice by Executive (alone or jointly with others) which both (i) pertain to the business of HFC or any parent, subsidiary or affiliated entity, and (ii) arise or have arisen out of the performance of duties by Executive under this Agreement that are originated, made, conceived or reduced to practice by Executive during the term of this Agreement or during the term of his employment by HCN (the “Protected Inventions”), and, except as provided in this Paragraph 5.02, Executive will and hereby does assign to HFC and/or its nominees all of Executive’s right, title and interest in the Protected Inventions and all of his right, title and interest in any patents, patent applications or copyrights based thereon without obligation on the part of HFC to make any compensation, royalty or payment to him. Executive further agrees to assist HFC and/or its nominee (without charge but at no expense to Executive) at any time and in every proper way to obtain and maintain for its and/or their own benefit, patents and/or copyrights for the Protected Inventions. Executive agrees to keep accurate, complete and timely records of all Protected Inventions, which records shall be the sole property of HFC and shall not be removed from HFC premises.
     Executive understands and agrees that any Protected Invention on which Executive files a patent application within one (1) year after Executive’s resignation or the termination of Executive’s employment with HFC is presumed to have been made and conceived by Executive during the course of Executive’s employment with HFC, subject to proof to the contrary by good faith, written and duly corroborated records establishing that such was conceived and made following Executive’s resignation or termination of employment.
     This Agreement does not obligate Executive to assign to HFC any invention, discovery, improvement or design for which no equipment, supplies, facility or trade secret information of HFC or any parent, subsidiary or affiliated entity was used and which was developed entirely on Executive’s own time, and (a) which does not relate (i) directly to the business of HFC or any parent, subsidiary or affiliated entity, or (ii) to HFC’s or any parent, subsidiary or affiliated entity’s actual or demonstrably anticipated research or development; or (b) which does not result from any work performed by Executive for HFC or any parent, subsidiary or affiliated entity.
     5.03 Prior Inventions. Attached to this Agreement and initialed by both parties is a list of all of the inventions, by description, if any, in which Executive possesses any right, title, or interest prior to Executive’s employment by HFC and the execution of this Agreement, which are not subject to the terms of this Agreement.
ARTICLE VI
MISCELLANEOUS
     6.01 Irreparable Harm. The parties acknowledge that HFC will suffer irreparable harm if Executive breaches any provision of Articles III, IV or V either during or after Executive’s employment with HFC. Accordingly, HFC shall be entitled, in addition to any other right and remedy it may have, at law or equity, to a temporary restraining order and/or injunction, without the posting of a bond or other security, or with the posting of a minimal bond or security where required by applicable law, enjoining or restraining Executive from any violation of Articles III, IV or V and Executive hereby consents to HFC’s right to seek the issuance of such injunction. If any rights or restrictions contained in Articles III, IV or V are deemed to be unenforceable by reason of the extent, duration or geographic scope, or other provision thereof, the parties contemplate that the applicable court will reduce such extent, duration or geographic scope or other provisions and enforce the provisions in their reduced form for all purposes in the manner contemplated by such Articles.

     6.02 Survival of Provisions. The parties agree that the provisions of Articles III, IV, V and VI shall survive the termination of this Agreement and Executive’s resignation or the termination of Executive’s employment for any reason.
     6.03 Governing Law. This Agreement shall be governed according to the laws of the State of Minnesota, without reference to its conflicts of law provisions.
     6.04 Captions. The captions set forth in this Agreement are for convenience only and shall not be considered as part of this Agreement or as in any way limiting or amplifying the terms and conditions hereof.
     6.05 No Conflicting Obligations. Executive represents and warrants to HFC that he is not under, or bound to be under in the future, any obligation to any person, firm, or corporation that is or would be inconsistent or in conflict with this Agreement or would prevent, limit, or impair in any way the performance by Executive of his duties and responsibilities hereunder. Specifically, but without limiting the generality of the foregoing, Executive warrants and represents to HFC that he is not currently bound and will not be bound in the future by any confidentiality agreements and/or restrictive covenants that may and/or will restrict Executive’s ability to perform Executive’s duties and responsibilities hereunder. Moreover, Executive agrees that he will not enter into any confidentiality agreements and/or restrictive covenants during Executive’s employment with HFC that may or will restrict Executive’s ability to perform Executive’s duties and responsibilities hereunder, with the exception of any confidentially agreements and/or restrictive covenants entered into by and between Executive and HFC.
     6.06 Successors. This Agreement is personal to Executive and Executive may not assign or transfer any part of Executive’s rights or duties hereunder, or any compensation due to him hereunder, to any other person. This Agreement may be assigned by HFC to successors and assigns.
     6.07 Waiver. The waiver by any party of the breach or nonperformance of any provision of this Agreement by any other party will not operate or be construed as a waiver of any future breach or nonperformance under any provision of this Agreement or any similar agreement with any other employee.
     6.08 Notices. Any and all notices referred to herein shall be deemed properly given only if in writing and delivered personally or sent postage prepaid, by certified mail, return receipt requested, as follows:
     (a) To HFC by notice to the Chief Executive Officer; and
     (b) To Executive at Executive’s home address as it then appears on the records of HFC, it being the duty of Executive to keep HFC informed of Executive’s current home address at all times.

The date on which notice to HFC or Executive shall be deemed to have been given if mailed as provided above shall be three (3) days after having been placed in the United States mail, postage prepaid. Personal delivery to Executive shall be deemed to have occurred on the date notice was delivered to Executive personally.
     6.09 Term. This Agreement shall be effective on the Effective Date and shall continue until terminated in accordance with the provisions set forth in this Agreement.
     6.10 Modification. This Agreement supersedes any and all prior oral and written understandings and agreements, if any, between the parties relating to the subject matter hereof. This Agreement sets forth the entire understandings and agreements between and among the parties on the subject matter hereof and is the complete and exclusive statement of the terms and conditions thereof. No modification, termination, discharge, release or attempted waiver of any provision of this Agreement will be valid unless it is made in writing and signed by the party against whom the same is sought to be enforced, and is specifically identified as a modification, termination, release, waiver or discharge of this Agreement. If any term, clause or provisions of this Agreement shall for any reason be adjudged invalid, unenforceable or void, the same shall not impair or invalidate any of the other provisions contained herein, all of which shall be performed in accordance with their respective terms.
     6.11 Counterparts. More than one counterpart of this Agreement may be executed by the parties hereto, and each fully executed counterpart shall be deemed an original.
     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

HEALTH FITNESS CORPORATION

By	/s/ Jerry V. Noyce

Jerry V. Noyce
Its Chief Executive Officer

EXECUTIVE

/s/ John F. Ellis

John F. Ellis

PRIOR INVENTIONS
(As referred to in Section 5.03)
NONE

Identified and Confirmed:

HEALTH FITNESS CORPORATION

By	/s/ Jerry V. Noyce

Jerry V. Noyce
Its Chief Executive Officer

EXECUTIVE

/s/ John F. Ellis

John F. Ellis

AMENDMENT TO EMPLOYMENT AGREEMENT
THIS AMENDMENT (this “Amendment”) to the Employment Agreement (the “Agreement”), dated as of December 23, 2005, between Health Fitness Corporation (“HFC”), and John Ellis (“Executive”), is made and entered into between HFC and Executive as of December 21, 2006.
WHEREAS, HFC and Executive have agreed to increase severance amounts;
WHEREAS, HFC and Executive wish to amend the Agreement accordingly.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which is specifically acknowledged by the parties, the Company and Executive agree as follows:
1.	Subparagraph 2.01(g) of the Agreement shall be amended by deleting the phrase “3-month separation pay period” and replacing it with “4-month separation pay period”.

2.	Subparagraph 2.02(b) of the Agreement shall be amended by deleting the second sentence of that subparagraph and replacing it with the following sentence:
“However, Executive shall receive as separation pay the equivalent of four (4) months of Executive’s then current base salary if termination occurs pursuant to subparagraph 2.01(g); and Executive shall receive as separation pay the equivalent of three (3) months of Executive’s then current base salary if Executive terminates his employment with HFC for Good Reason (as defined in Paragraph 4.02 below).
3.	Subparagraph 2.02(b) of the Agreement shall amended by deleting the fourth sentence of that subparagraph and replacing it with the following sentence:
“Executive’s compensation as an employee shall cease upon commencement of either the three-month separation pay period or the four-month separation pay period as applicable, which period shall commence as of the day following the last day of Executive’s employment.
4.	This Amendment shall be effective on December 21, 2006.

5.	Except as expressly amended by this Amendment, all of the terms and provisions of the Agreement shall remain in full force and effect.

6.	This amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become a binding agreement when one or more counterparts have been signed by each party and delivered to the other party.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed on behalf of each as of the date first above written.

HEALTH FITNESS CORPORATION

By:	/s/ Gregg Lehman Name: Gregg Lehman
Title: President and Chief Executive Officer

/s/ John Ellis JOHN ELLIS

Exhibit C
EMPLOYMENT AGREEMENT
     THIS AGREEMENT by and between Health Fitness Corporation, a Minnesota corporation, (hereinafter called “HFC”), and Jeffrey Lietz (hereinafter called “Executive”) is dated December 23, 2005 to be effective as of the Effective Date (as defined below).
RECITALS
     WHEREAS, Executive is currently employed by HealthCalc.Net, Inc. (“HCN”) (the “Business”);
     WHEREAS, HFC and HCN and its shareholders are parties to a Stock Purchase Agreement (the “Purchase Agreement”) dated as of December      , 2005 pursuant to which HFC will purchase all of the stock of HCN, including stock of HCN that is owned by Executive as of the Closing Date;
     WHEREAS, in anticipation of the closing (the “Closing”) of HFC’s purchase as contemplated by the Purchase Agreement, Executive and HFC desire to agree to the terms of Executive’s employment with HFC, which employment will commence, if the Closing occurs, on the date on which the Closing occurs (the “Effective Date”);
     WHEREAS, Executive acknowledges and agrees that Executive will, prior to the Effective Date and in the course of Executive’s employment with HFC, have access to confidential, proprietary and trade secret information of HFC, the unauthorized use or disclosure of which would cause irreparable harm to HFC; and
     WHEREAS, Executive wishes to receive from HFC the compensation, and the benefit of the other terms of conditions of employment, as set forth in this Agreement as valuable consideration for the confidentiality, noncompetition, inventions and other provisions contained in this Agreement;
     NOW, THEREFORE, in consideration of Executive’s employment under the terms and conditions of this Agreement, the compensation and benefits paid or made available to Executive by HFC, the covenants of this Agreement and for other good and valuable consideration the receipt and sufficiency of which is specifically acknowledged by the parties, Executive and HFC agree as follows:
ARTICLE I
EMPLOYMENT, COMPENSATION AND BENEFITS
     1.01 Employment With HFC.
(a) HFC hereby agrees to employ Executive initially in the position of Vice President Business Development, and Executive hereby accepts such employment with HFC, commencing as of the Effective Date, subject to the terms and conditions of this Agreement. Such employment shall continue indefinitely until terminated in accordance with Article II of this Agreement.
(b) Notwithstanding anything herein to the contrary, HFC’s employment of Executive as contemplated by this Agreement is subject to, and Executive’s employment with HFC will commence only if and upon, the Closing. Executive acknowledges that the Closing is subject to numerous conditions and that the Closing may not occur. If the Closing does not occur, HFC will have no obligation to employ Executive or any other obligation hereunder. In addition, notwithstanding anything herein to the contrary, HFC shall have the right to terminate this Agreement immediately upon notice to Executive upon the termination of the Purchase Agreement, and, in such event, HFC will have no obligation to Executive hereunder, including any obligation with respect to employment or separation pay.
     1.02 Duties.
(a) Executive agrees, during Executive’s employment, to devote Executive’s full time and best efforts to the business of HFC, including, without limitation, the performance of those duties and responsibilities reasonably and customarily associated with Executive’s position as may change from time to time. Executive’s duties and responsibilities shall be subject to determination by HFC’s Chief Information Officer or his designee.
(b) Executive shall report to, and at all times shall be subject to the direction of, HFC’s Chief Information Officer or his designee.
(c) Executive, at all times during Executive’s employment with HFC, shall comply with HFC’s standards, regulations and policies as determined or set forth by HFC from time to time and as applicable to employees of HFC.
     1.03 Outside Activities. Executive shall not engage in any outside activities that conflict or appear to conflict with HFC’s interests, or that interfere in any way with Executive’s performance of Executive’s duties hereunder. In addition, Executive shall not engage in any activity that might subject HFC to criticism or adverse publicity, that might interfere with Executive’s normal work schedule, or that might interfere with Executive’s job duties and responsibilities. Moreover, Executive shall not, and hereby agrees not to accept remuneration of any kind from Executive’s participation in any outside activity without the express written approval of HFC.
     1.04 Annual Base Salary. Executive shall be paid a bi-weekly gross salary of $5,270.77 (which is U.S. $137,040 on an annual basis), less withholding for income and FICA taxes and any other proper deductions. Executive’s base salary will be paid to Executive in accordance with HFC’s normal payroll practices. Executive’s performance shall be reviewed annually for base salary increase beginning March 2007, and such increase, if any, shall be determined by HFC in its sole discretion.

     1.05 Fringe Benefits. HFC shall provide the following fringe benefits to Executive so long as Executive is employed by HFC:
(a) Effective with the 2007 calendar year, executive shall be eligible to participate in an annual calendar year bonus and/or commission program for sales executives subject to the specific terms and conditions of the program developed each year.
(b) Executive shall be eligible to participate in employee benefit plans and programs offered by HFC from time to time, including, but not limited to, any medical, dental, short-term disability, long-term disability and life insurance coverage, or retirement plans, in accordance with the terms and conditions of those benefit plans and programs.
(c) Executive shall initially be eligible to accrue up to fifteen (15) days of paid vacation time per anniversary year in accordance with HFC’s standard vacation practices and policies which may be amended from time to time. In addition, Executive may be eligible for additional paid time off in accordance with HFC’s standard paid time off policies and practices.
     1.06 Expenses. During the term of this Agreement, Executive shall be entitled to prompt reimbursement by HFC for all reasonable, ordinary and necessary travel, entertainment and other business related expenses incurred by Executive (in accordance with the policies and procedures established by HFC for employees from time to time) in the performance of Executive’s duties and responsibilities under this Agreement; provided, however, that Executive shall properly account for such expenses in accordance with federal, state and local tax requirements and HFC’s policies and procedures.
ARTICLE II
TERMINATION
     2.01 Events of Termination. Executive’s employment with HFC:
(a) May be terminated by mutual written agreement of HFC and Executive.
(b) Shall terminate immediately upon the death of Executive.
(c) May be terminated upon written notice from HFC to Executive for Cause, which shall mean the following:
(i) Failure of Executive to (a) satisfactorily, faithfully, diligently or competently perform the duties, requirements and responsibilities of Executive’s employment as contemplated by this Agreement or as assigned by HFC’s Chief Information Officer or his designee, or (b)

follow the reasonable direction consistent with Executive’s position of HFC’s Chief Information Officer or his designee; or
(ii) Failure of Executive to comply with the policies, regulations and directives of HFC in effect and as may change from time to time; or
(iii) Any act or omission on the part of Executive which constitutes a failure to comply with the provisions of this Agreement; or
(iv) Any act or omission on the part of Executive which is potentially harmful to the reputation or business of HFC, including, but not limited to, any conduct of Executive which is inconsistent with federal and state laws or HFC policies respecting harassment and discrimination, or other HFC policies; or
(v) Conviction or arrest of Executive for, or a guilty or nolo contendere plea by Executive with respect to, any crime punishable as a felony; or any bar against Executive from serving as a director, officer or executive of any firm the securities of which trade publicly.
     Executive’s termination for Cause shall be determined in good faith by and in the sole discretion of HFC’s Chief Information Officer and/or his designee.
(d) May be terminated upon Executive’s inability to perform the essential functions of Executive’s position due to physical or mental disability, with or without reasonable accommodation, as determined in the good faith judgment of HFC’s Chief Information Officer, or as may otherwise be required by applicable law.
(e) May be terminated by Executive for any reason upon sixty (60) days’ written notice to HFC.
(f) May be terminated by HFC for any reason upon sixty (60) days’ written notice to Executive; provided that HFC may provide less notice if HFC commences the 2-month separation pay period under Section 2.02(b) below upon the effective date of termination.
     2.02 Compensation Upon Termination of Executive’s Employment. In the event that Executive’s employment with HFC terminates the following provisions shall govern as applicable:
(a) If termination occurs pursuant to subparagraph 2.01(a), (b), (c), (d), or (e), Executive’s receipt of base salary and fringe benefits shall terminate as of the date of termination (except Executive shall have the right to continue certain benefits at Executive’s expense under COBRA), unless the parties agree in writing otherwise. If termination occurs pursuant to subparagraph 2.01(d), Executive acknowledges and agrees that Executive’s receipt of salary compensation between the date of disability and date of termination shall be governed by HFC’s employee benefit programs, as may be amended from time to time, to the extent Executive is eligible to participate in such programs.
(b) If termination occurs pursuant to subparagraph 2.01(f), Executive’s receipt of base salary and fringe benefits shall terminate as of the date of termination (except Executive shall have the right to continue certain benefits at Executive’s expense under COBRA). However, Executive shall receive as separation pay the equivalent of two (2) months of Executive’s then current base salary. Any separation pay due to Executive under this subparagraph 2.02(b) shall be payable to Executive, at the sole discretion of HFC, either in a lump sum or in installments in accordance with HFC’s standard payroll practices. If a termination pursuant to subparagraph 2.01 (f) occurs after Executive’s first twelve (12) months of employment, Executive shall be required to execute a separation agreement prepared by HFC to include a general release of any and all claims in favor of HFC in connection with Executive’s receipt of separation pay under this subparagraph 2,02(b).
(c) All payments made to Executive under this Paragraph 2.02 shall be reduced by amounts (i) required to be withheld in accordance with federal, state and local laws and regulations in effect at the time of payment, and (ii) owed to HFC by Executive for any amounts advanced, loaned or misappropriated in accordance with applicable law.
ARTICLE III
PROTECTION OF
CONFIDENTIAL INFORMATION
     3.01. Confidential Information. During Executive’s employment and at all times thereafter, he will not directly or indirectly use or disclose any trade secret, proprietary or Confidential Information of HFC or any parent, subsidiary or related entity (including HCN) for the benefit of any person or entity other than HFC without prior written approval of HFC’s Board of Directors. For purposes of this Agreement, in addition to all materials and information protected by applicable statute or law, the parties acknowledge that Confidential Information will include any information, whether in print, on computer disc or tape or otherwise, which is not public information and which relates to HFC or any parent, subsidiary or related entity, or to HFC or any parent, subsidiary or related entity’s existing or reasonably foreseeable business, including but not limited to information relating to research, development, technology, processes, information relating to proprietary rights and data, ideas, know-how, inventions, trade secrets, proprietary information, design concepts, sales, information relating to business or financial strategies and goals, marketing information, plans or proposals, business or financial information, information regarding employees and employee compensation and benefits, information relating to consultants, vendors, subcontractors, suppliers, markets, fees, pricing or purchasing information, data processing, information regarding the identity of customers and potential customers and other information regarding customers and potential customers, information regarding active and inactive accounts, information related to health coaching programs, training or services, and information regarding strategic initiatives or direction, programs, techniques, and methods of operation and procedures.
     3.02 Return of Information/Property. Executive will, immediately upon his voluntary or involuntary resignation or termination from employment for any reason, or upon HFC’s request at any time, deliver to HFC all property, documents, materials and other items, whether on computer disc or tape or otherwise, including all copies thereof, belonging to HFC or any parent, subsidiary or related entity, or in any way related to the business of HFC or any parent, subsidiary or related entity, or the services Executive performed for HFC or any parent, subsidiary or related entity, including but not limited to any property, documents, materials or items containing trade secret, proprietary, or Confidential Information. Executive will not retain any copies or summaries of any kind of property, documents, materials or items which returned in accordance with this Paragraph 3.02.
ARTICLE IV
NONCOMPETITION; NON-SOLICITATION; NON-DISPARAGEMENT
     4.01 Noncompetition and Non-Solicitation Agreement. During Executive’s employment with HFC and for a period of eighteen (18) months after Executive’s resignation or termination of employment (“Noncompetition Period”), whether voluntary or involuntary, Executive shall not,
(a) Design, develop, promote, advertise, establish, own, operate, lease, maintain, license, franchise, work for, engage in, provide services to, be connected with, have any interest in or otherwise be involved in or with, directly or indirectly, any business, person or entity, that promotes, markets, advertises, provides, sells, or offers products, processes, technology, or services that are the same as or similar to those products, processes, technology, or services that are offered by HFC at any time during Executive’s employment with HFC or during the Noncompetition Period;
(b) solicit HFC’s current or former customers, or potential or prospective customers on behalf of himself or any other business, person or entity for the purpose of selling, offering, providing or otherwise making available products, processes, technology, or services that are the same as or similar to those products, processes, technology, or services that are offered by HFC at any time during Executive’s employment with HFC or during the Noncompetition Period;
(c) exploit or use contacts, developed or made during Executive’s employment with HFC, for the purpose of soliciting HFC’s current or former customers, or potential or prospective customers on Executive’s behalf or the behalf of any other business, person or entity for purpose of selling, offering, providing or otherwise making available products, processes, technology, or services that are the same as or similar to those products, processes, technology, or services that are offered by HFC at any time during Executive’s employment with HFC or during the Noncompetition Period; or
(d) directly or indirectly, induce or attempt to induce, any of HFC’s then current employees or independent contractors to terminate their employment, contractual or other relationship with HFC, or otherwise interfere or attempt to interfere with that existing employment or other relationship with HFC.
     4.02 Non-Disparagement. During Executive’s employment with HFC and at all times thereafter, Executive shall not disparage or defame, or allow or cause others to disparage or defame, HFC, its Board of Directors, directors, officers, employees, customers, or vendors.
     4.03 Compliance. To enable HFC to monitor Executive’s compliance with the obligations imposed by this Agreement, including Article IV, Executive shall, during the eighteen (18) months following Executive’s termination or resignation, inform the Chief Executive Officer of HFC in writing of the identity of any new employer of Executive, or entity with which Executive will be associated or provide services, and of Executive’s job title and responsibilities with any such employer or entity, prior to accepting such employment or engagement.
ARTICLE V
COPYRIGHT AND INVENTIONS
     5.01 Copyrights. Executive acknowledges that any documents, drawings, computer software or other work of authorship prepared by him within the scope of his employment is a “work made for hire” under U.S. copyright laws and that, accordingly, HFC exclusively owns all copyright rights in such works of authorship. For purposes of this Paragraph, “scope of employment” means that the work of authorship (a) relates to any subject matter pertaining to Executive’s employment, (b) relates to or is directly or indirectly connected with the existing or reasonably foreseeable business, products, services, projects or Confidential Information of HFC, or any parent, subsidiary or related entity, or (c) involves the use of any time, material or facility of HFC, or any parent, subsidiary or related entity.
     5.02 Inventions. HFC will be entitled to all of the benefits, profits, results and work product arising from or incident to all of Executive’s work, services, advice and activities, including without limitation all rights in inventions (as set forth below), trademark or trade name creations, and copyrightable materials.
     Executive agrees to communicate promptly and fully to HFC all inventions, discoveries, improvements or designs made, conceived or reduced to practice by Executive (alone or jointly with others) during the period of his employment with HFC and for one (1) year after Executive’s resignation or termination, and, except as provided in this Paragraph 5.02, Executive will and hereby does assign to HFC and/or its nominees all of Executive’s right, title and interest in such inventions, discoveries, improvements or designs and all of his right, title and interest in any patents, patent applications or copyrights based thereon without obligation on the part of

HFC to make any compensation, royalty or payment to him. Executive further agrees to assist HFC and/or its nominee (without charge but at no expense to Executive) at any time and in every proper way to obtain and maintain for its and/or their own benefit, patents for all such inventions, discoveries and improvements and copyrights for all such designs. Executive agrees to keep accurate, complete and timely records of all inventions, discoveries, improvements or designs, which records shall be the sole property of HFC and shall not be removed from HFC premises.
     Executive understands and agrees that any invention, discovery, improvement or design relating to the business of HFC or any parent, subsidiary or related entity on which Executive files a patent application within one (1) year after Executive’s resignation or the termination of Executive’s employment with HFC is presumed to have been made and conceived by Executive during the course of Executive’s employment with HFC, subject to proof to the contrary by good faith, written and duly corroborated records establishing that such was conceived and made following Executive’s resignation or termination of employment.
     This Agreement does not obligate Executive to assign to HFC any invention, discovery, improvement or design for which no equipment, supplies, facility or trade secret information of HFC or any parent, subsidiary or related entity was used and which was developed entirely on Executive’s own time, and (a) which does not relate (i) directly to the business of HFC or any parent, subsidiary or related entity, or (ii) to HFC’s or any parent, subsidiary or related entity’s actual or demonstrably anticipated research or development; or (b) which does not result from any work performed by Executive for HFC or any parent, subsidiary or related entity.
     5.03 Prior Inventions. Attached to this Agreement and initialed by both parties is a list of all of the inventions, by description, if any, in which Executive possesses any right, title, or interest prior to this employment and the execution of this Agreement, which are not subject to the terms of this Agreement.
ARTICLE VI
MISCELLANEOUS
     6.01 Irreparable Harm. The parties acknowledge that HFC will suffer irreparable harm if Executive breaches any provision of Articles III, IV or V either during or after Executive’s employment with HFC. Accordingly, HFC shall be entitled, in addition to any other right and remedy it may have, at law or equity, to a temporary restraining order and/or injunction, without the posting of a bond or other security, or with the posting of a minimal bond or security where required by applicable law, enjoining or restraining Executive from any violation of Articles III, IV or V and Executive hereby consents to HFC’s right to seek the issuance of such injunction. If any rights or restrictions contained in Articles III, IV or V are deemed to be unenforceable by reason of the extent, duration or geographic scope, or other provision thereof, the parties contemplate that the Court will reduce such extent, duration or geographic scope or other provisions and enforce the provisions in their reduced form for all purposes in the manner contemplated by such Articles.

     6.02 Survival of Provisions. The parties agree that the provisions of Articles III, IV, V and VI shall survive the termination of this Agreement and Executive’s resignation or the termination of Executive’s employment for any reason.
     6.03 Governing Law. This Agreement shall be governed according to the laws of the State of Minnesota, without reference to its conflicts of law provisions.
     6.04 Captions. The captions set forth in this Agreement are for convenience only and shall not be considered as part of this Agreement or as in any way limiting or amplifying the terms and conditions hereof.
     6.05 No Conflicting Obligations. Executive represents and warrants to HFC that he is not under, or bound to be under in the future, any obligation to any person, firm, or corporation that is or would be inconsistent or in conflict with this Agreement or would prevent, limit, or impair in any way the performance by him of Executive’s duties and responsibilities hereunder. Specifically, but without limiting the generality of the foregoing, Executive warrants and represents to HFC that he is not currently bound and will not be bound in the future by any confidentiality agreements and/or restrictive covenants that may and/or will restrict Executive’s ability to perform Executive’s duties and responsibilities hereunder. Moreover, Executive agrees that he will not enter into any confidentiality agreements and/or restrictive covenants during Executive’s employment with HFC that may or will restrict Executive’s ability to perform Executive’s duties and responsibilities hereunder, with the exception of any confidentially agreements and/or restrictive covenants entered into by and between Executive and HFC.
     6.06 Successors. This Agreement is personal to Executive and Executive may not assign or transfer any part of Executive’s rights or duties hereunder, or any compensation due to him hereunder, to any other person. This Agreement may be assigned by HFC to successors and assigns.
     6.07 Waiver. The waiver by any party of the breach or nonperformance of any provision of this Agreement by any other party will not operate or be construed as a waiver of any future breach or nonperformance under any provision of this Agreement or any similar agreement with any other employee.
     6.08 Notices. Any and all notices referred to herein shall be deemed properly given only if in writing and delivered personally or sent postage prepaid, by certified mail, return receipt requested, as follows:
(a) To HFC by notice to the Chief Executive Officer
(b) To Executive at Executive’s home address as it then appears on the records of HFC, it being the duty of Executive to keep HFC informed of Executive’s current home address at all times.
The date on which notice to HFC or Executive shall be deemed to have been given if mailed as provided above shall be the date on the certified mail return receipt. Personal delivery to

Executive shall be deemed to have occurred on the date notice was delivered to Executive personally or deposited in a mail box or slot or left with security or administrative personnel, at Executive’s residence by a representative of HFC or any messenger or delivery service.
     6.09 Term. This Agreement shall be effective from the date written above and shall continue until terminated in accordance with the provisions set forth in this Agreement.
     6.10 Modification. This Agreement supersedes any and all prior oral and written understandings and agreements, if any, between the parties relating to the subject matter hereof. This Agreement sets forth the entire understandings and agreements between and among the parties on the subject matter hereof and is the complete and exclusive statement of the terms and conditions thereof. No modification, termination, discharge, release or attempted waiver of any provision of this Agreement will be valid unless it is made in writing and signed by the party against whom the same is sought to be enforced, and is specifically identified as a modification, termination, release, waiver or discharge of this Agreement. If any term, clause or provisions of this Agreement shall for any reason be adjudged invalid, unenforceable or void, the same shall not impair or invalidate any of the other provisions contained herein, all of which shall be performed in accordance with their respective terms.
     6.11 Counterparts. More than one counterpart of this Agreement may be executed by the parties hereto, and each fully executed counterpart shall be deemed an original.
     IN WITNESS WHEREOF, the parties have hereunto set their hands as of the date written above.

HEALTH FITNESS CORPORATION

By
Jerry V. Noyce
Its:	Chief Executive Officer

EXECUTIVE

Jeffrey Lietz

Executive shall be deemed to have occurred on the date notice as delivered to Executive personally or deposited in a mail box or slot or left with security or administrative personnel, at Executive’s residence by a representative of HFC or any messenger or delivery service.
     6.9 Term. This Agreement shall be effective from the date written above and shall continue until terminated in accordance with the provisions set forth in this Agreement.
     6.10 Modification. This Agreement supersedes any and all prior oral and written understandings and agreements, if any, between the parties relating to the subject matter hereof. This Agreement sets forth the entire understandings and agreements between and among the parties on the subject matter hereof and is the complete and exclusive statement of the terms and conditions thereof. No modification, termination, discharge, release or attempted waiver of any provision of this Agreement will be valid unless it is made in writing and signed by the party against whom the same is sought to be enforced, and is specifically identified as a modification, termination, release, waiver or discharge of this Agreement, If any term, clause or provisions of this Agreement shall for any reason be adjudged invalid, unenforceable or void, the same shall not impair or invalidate any of the other provisions contained herein, all of which shall be performed in accordance with their respective terms.
     6.11 Counterparts. More than one counterpart of this Agreement may be executed by the parties hereto, and each fully executed counterpart shall be deemed an original.
     IN WITNESS WHEREOF, the parties have hereunto set their hands as of the date written above.

HEALTH FITNESS CORPORATION

By:	/s/ Jerry V. Noyce
Jerry V. Noyce
Its:	Chief Executive Officer

EXECUTIVE

/s/ Jeffrey Lietz

Jeffrey Lietz

EXHIBIT D
EXHIBIT A
Option Shareholders

Name	Option Shares
Wesley Barrios	4,500
9012 Bedford Lane
McKinney, Texas 75071
Telephone: 972-508-0243

Dimitri Dimoulakis	2,250
515 Second Ave, #4B
New York,NY 10016
Telephone: 212-937-8933

Dimitrios Dimoulakis	2,250
7640 St. Stephens
Frisco, Texas 75035
Telephone: 214-821-5660

Edward Framer	2,250
2256 Stonegate Drive
Denton,Texas 76205
Telephone: 940-898-8950

Bruce Guthmann	2,250
9903 Sugarberry Dr
Frisco,Texas 75034
Telephone: 214-618-0681

Jeff Lietz	82,700
39 West 648 Deerhaven Trail
St. Charles, Illinois 60175
Telephone: 630-587-8283

Jerry Scott	2,250
12345 Hawk Creek Dr
Frisco, Texas 75034
Telephone: 972-896-7199

Ann Williams	2,250
1708 Throwbridge Lane
Plano, Texas 75023
Telephone: 972-612-8663

Totals	100,700

EXHIBIT E
EXHIBIT B
Contingent Payment Formula
     The amount of the Contingent Payment shall be calculated based on the financial audit with respect to the Company’s operations for the year ended December 31, 2006, and shall be determined as follows:
I.	The sum of the following gross revenues for 2006, as realized in 2006 for GAAP purposes shall constitute the “Base Amount”:
A.	The gross revenue realized in 2006 by Buyer and/or the Company from sales of Company Products and Services to the Company’s current customers and to potential customers in the Closing Sales Pipeline and the First Quarter Sales Pipeline.

B.	For purposes of this Agreement, (i) the “Closing Sales Pipeline” means contracts with potential customers that result from requests for proposal or other customer leads in accordance with the Company’s past practices that are received by the Company prior to the Closing Date, which are listed on Schedule B-l attached hereto; and (ii) the First Quarter Sales Pipeline means all contracts with potential customers that result from requests for proposal or other customer leads in accordance with the Company’s past practices that are received by the Company or Buyer after the Closing Date and through March 31, 2006.

C.	50% of the gross revenue realized in 2006 from sales of Online Services to companies that are not current customers of the Company and that is derived from requests for proposal received by Buyer and/or the Company after March 31, 2006. For purposes of this Agreement, “Online Services” means e-health platform rentals, on-line health risk assessments, e-coaching fees, the StepCalc pedometer product, or the Home Fitness kit currently marketed by the Company.

D.	The gross revenue realized in 2006 from sales of Company Products and Services to Contingent Customers of the Company that are not included in the Sales Pipeline under A or B above, but which generate gross revenue for 2006. For purposes of this Agreement, “Contingent Customers” means those customers listed on Schedule B-2 attached hereto.

E.	For purposes of this Exhibit B, in circumstances where the Buyer sells services to a customer and includes any Company Products and Services in such service package,, Gross Revenue shall mean the historic level or amount of payment made by the Buyer to the Company for such Company Products and Services, not the greater payment received by the Buyer from the customer with respect to or attributable to such Company Products and Services.

F.	“Company Products and Services” means those products and/or services of the type that are the subject of any customer contracts included in the Closing Sales Pipeline; provided that revenues from screening services shall be included in the computations in this Exhibit B only with respect to sales of screening services to the Company’s current customers, customers in the Closing Sales Pipeline or the First Quarter Sales Pipeline, or Contingent Customers.
II.	The Contingent Payment shall be determined in accordance with the following table based on the Base Amount calculated pursuant to Section I above:

Base Amount	Contingent Payment
$0 to $2,999,999	$0
$3,000,000 to $3,099,999	$250,000
$3,100,000 to $3,199,999	$425,000
$3,200,000 to $3,299,999	$600,000
$3,300,000 to $3,399,999	$775,000
$3,400,000 to $3,499,999	$950,000
$3,500,000 to $3,599,999	$1,125,000
$3,600,000 to $3,699,999	$1,300,000
$3,700,000 to $3,799,999	$1,475,000
$3,800,000 to $3,899,999	$1,650,000
$3,900,000 to $3,999,999	$1,825,000
$4,000,000 or more	$2,000,000(maximum)

Schedule B-1
Closing Sales Pipeline List
Clients:
Anthem BCBS
AOL
AppleInc.
BayState Medical
BCBS Vermont
Benefit Resource Group
CDW
Citibank
Citizens Bank
Disney (Mayo client)
EMC
Garver
General Broker Clients
Harvard Pilgram
HealthSouth
HP
Kaiser
Medical Center of Plano
Mid- West Aircraft Systems
Ohio Group
Penn State University
Principal
Priority Health
PSG
Purdue University
SBC
Titan America LLC
Tufts
UAW Ford
UBA
Union Hospital
United HealthCare
University of Iowa
Value Options
Well Corp
Weyerhaeuser

Woodmen of the World
Zyway

Schedule B-2
Contingent Customers

Health Calc Online Web Accounts

3M Health Fitness Centers
ACC Health
ACE
Adobe
Aetna
Agilent Technologies
Air Products Global Health and Wellness
Alabama River Pulp
Allete/MN Power
Allstate
Alticor
American Express Health and Fitness Center
Anthem/Wellpoint
Aramark
Aspect
Assess Your Health — Calpers
Assess Your Health — Lifeline
Athens Area Chamber of Commerce
Avaya
Baldwin Wallace Health and Physical Education
Bank of Bermuda
BaySport
BD — Sparks
BD Biosciences
BD Franklin Lakes
Berkshire
Best Buy
BJC WellAware
BLS
Blue Cross Blue Shield — AZ
BNSF
Bookspan Health and Fitness Center
Brandon Wilde
CDW
Chesapeake Fitness Center
CHS / Fit Well
CHS Medical Online
Cisco — TimeOut
Club Huntington Fitness Center
Club One

Cobb Pain and Rehabilitation
Communit-Y Health Network of Northeast Georgia
Coors Wellness Center
Corporate Fitness Works
Dell
Deloitte Health/Fitness Center
Department of Commerce
Dept of Energy -FOHO
Discover
Diversified Solutions, Inc.
Doctor’s Hospital of Sarasota
Dow Jones
Drake Enterprises, LTD
Duracell
EarthLink
Eastman Chemical
Eastman Kodak
Employee Health Services
Entergy
Fidelity Investments
FitWell Associates, Inc.
Flex for Life Benefit
Ford Credit Fitness & Wellness Center
Franklin Plaza Health Club
Freddie Mac
Freescale
Froedtert
Future Health
Future Health — Paramount
Future Health — Tenneco
Gannett
Garver Engineers
GE Advanced Materials — Pittsfield
GE Advanced Materials — Selkirk
GE CFS
GE Commercial
GE Healthcare Fitness Center
GE POWER STATION
General Dynamics
General Dynamics C4 Systems
General Motors
GM UAW
Gofar
Guidant Fitness Center
Harris Health Trends
HCR

Healthtrax Wellness Benefit
HFC Midtown
HFC Outcomes
HFC US Auto
HIP Health Plan of NY
HomeBanc
Honeywell Buffalo Research Laboratory
HP
IBM
Informion
ISP
Johnson & Johnson
Kanawha
L-3 Communications
LDAC
Life Care Services
LinkAmerica Corp. Wellness Website
Lucent Fitness and Wellness Program
Maersk
Manatee County MAP
MasterCard
Masterfoods USA
Maxtor
Medical Mutual of Ohio
Medtronic
Mercedes Benz USA
Metro Health
Model — LLM
Moody’s Investors Service
MSNBC Health & Fitness Center
National Semiconductor
NCR
Northland Executive Fitness Center
Northrop Grumman
Novell
Occidental Petroleum Corporation
OHM Wellness Online
Owens & Minor
Park Center Fitness
Penrose — St. Francis Health Services
Pentagon
Pfizer
Pioneer
Plus One
Preferred Health Card
Premier Fitness & Wellness

Principal Financial
ProFitness Demo
Radio Shack Corporation
Reed City
Regis Corp.
Reynolds & Reynolds
Sacred Heart Medical Center
SAIC Wellness Center
San Jose Fire Department
Sandia National Laboratories
SAP Health and Fitness Center Website
Saturn
Security Exchange Commission Fitness Center
Sensis Fitness Center
Seretean Wellness Center at Oklahoma State University
Spectrum Health
Sprint
STAR
Sterling Commerce
Sun Microsystems
Swedish Heart Institute — Health Risk Assessment
Symantec
Sylvania
The Centers for Disease Control and Prevention
The Mosaic Corporation
The Wellness Center of Western Michigan
Timken
Toyota Fitness Center
University Health Services
University of Tennessee
UPMC
USAA
USDA
Vantage Travel
Visteon
Washington Mutual Fitness Center
Washoe Medical Center Workplace Wellness
Welch-Allyn
Wellness Center Community
Wellness Connections
Wellness for Workers
WestLake Financial Group, Inc.
White House Athletic Center
Wilson Memorial Hospital
Winona State University Student

HealthCalc 2000 Desktop Customers

Aetna Life Insurance
Aetna Us Healthcare
AgeWell Center
American Axle
Applied Materials
Arkansas Tech
Astra Zeneca
Bank of America
Baylor University
Black Hills State
BP Amoco
Capital One
Caterpillar
CDC
Centennial Hospital
Cerner Associate Ctr
CF Industries
Chase Bank
Choice Hotels
CHS Medical
Citibank Corp
Citicorp
Citigroup
City of Boulder
Club Corp
Club Sport
College of San Mateo
Colonial Life Ins.
Daimler Chrysler
Dallas Country Club
Dollar General
Dollar Thrifty
Dow Nexus Athletic
Dow Chemical
E.Side Fire & Rescue
East Alabama Medical
East Lakeview Multi
Enfrastructure
Enron
Exxon Mobil Corp
Fairfield Med. Center
FDA
Federal Reserve Bank
Federated Insurance

Fidelity Investments
Fitness Formula
Fitplex
Florida Atlantic
Florida Power & Light
FOH — Atlanta Fed
FOH — BEP Wellness
FOH — DEA
FOH — DFAS
FOH — EPA
FOH — EPA
FOH — EPA Dallas
FOH — EPA Fitness
FOH — EPA Fitness
FOH — EPA RTP
FOH — FAA
FOH — Federal
FOH — Federal Record
FOH — GSA
FOH — HHS
FOH — IRS Lanham
FOH — IRS Washington
FOH — Jacob Javits
FOH — JCK Fitness
FOH — Life Center
FOH — NASA Garddard
FOH — NGA
FOH — NIMA
FOH — O’Neil
FOH — Postal Service
FOH — Raye Murphy
FOH — RHM Fitness
FOH — Ronald Reagann
FOH — Summitt Life
FOH — Volpe Fitness
Forbes Lifestyle
Freeman Hospital
Gentex Corporation
Gila River Wellness
Gold Coast Multiplex
Hanford Environment
Health Trax
Henry Ford
Hewlett Packard
HFC 3M
HFC Accenture

HFC Allstate
HFC Avaya, Inc.
HFC Becton Dickinson
HFC Bell South
HFC Best Buy
HFC Bookspan
HFC Daimler Chrysler
HFC Dept. Of Energy
HFC Discover
HFC FedEX Express
HFC Ford Motor Credi
HFC Gannett
HFC GE
HFC GE Capital
HFC Leo Burnett
HFC Lucent
HFC MasterCard
HFC Northrup Grummon
HFC Pioneer Hi-Bred
HFC Sears Merchandis
HFC The Gap
HFC TRW
HFC Underwriters Lab
Hope Heart
IBM
IBM Research J&J
Immanuel Trinity
International Paper
JCC of Greater NJ
JP Morgan Chase
Kerr McGee
Kimberly Clark
Kraft
Lamar University
Lands End
Laurel Health Sys
Laurel Lake
Lehigh Valley
Lennox International
Lenscrafters
Level 3 Communications
Manatee County
Maxtor
MBNA/Bank of America
MD Anderson
Memorial Hospital

Merck
Merck, Sharp, & Dohmme
Michigan Medical PC
MidMichigan Medical
Montgomery Park
Morehead St. Univ.
New Hope Baptist
NOAA
Northwestern Univ.
NOVA Chemical
Novartis
NRC Fitness Center
Oklahoma State Univ.
Orlando Regional
Orlando YMCA
Pactiv
Palos Community Hospital
Pfizer
Philip Health
Pitney Bowes
PJRR
Premier HeartCare
Presbyterian Healthcare
Prevent Medical
Princeton Health & Fitness
Public Safety
Radford University
Rockwall Automation
Satilla Regional
Scientific Atlanta
Seagate Technologies
Shape Corporation
Shell Oil
Sherman Hospital
Sherwin Williams
Silverdale Fitness
Sisters of Charity
Southern California Edison
Southern Methodist Univ
Southwire, Inc.
Sport & Health
Sprint
St John’s Health
St Joseph Regional
Stamford Hospital
State Street

Tawas St. Joseph
Tech Data Corp.
The Club
The Daily Oklahoman
The Villages
Turnstone Center
UMass Memorial
UMC Cardiac Rehab
Univ of California at Irvine
Univ. of North Texas
Univ. of Southern Indiana
University Club
University of Nevada
University of TN
Upstate Fitness
Ursinus College
US Census Bureau
US Postal Service
VA Fitness Center
Vanguard
Wells Fargo
West Texas A&M
Western Athletic Clubs
White House Athletic
Winona State Univ
Wyeth-Ayerst
Yankee Candle

Exhibit F
ESCROW AGREEMENT
     This ESCROW AGREEMENT (this “Agreement”), dated as of December 23, 2005, is by and among Health Fitness Corporation, a Minnesota corporation (“HFC”), Peter A. Egan, John F. Ellis, Jeff Lietz, Dimitri Dimoulakis, Dimitrios Dimoulakis, Wesley Barrios, Edward Framer, Jerry Scott, Bruce Guthmann, Ann Williams (each a “Shareholder” and collectively, the “Shareholders”), and Wells Fargo Bank, National Association (the “Escrow Agent”).
     WHEREAS, HFC, HealthCalc.Net, Inc. (the “Company”) and the Shareholders are parties to that certain Stock Purchase Agreement dated as of December 23 , 2005 (the “Purchase Agreement”), pursuant to which HFC shall acquire all of the capital stock of the Company (the “Purchase”); and
     WHEREAS, Section 3.3 of the Purchase Agreement provides that at the Closing (as such term and other capitalized terms used herein without definition are defined in the Purchase Agreement), certain shares of Buyer Common Stock (the “Escrow Shares”), which constitute a portion of the consideration for the Purchase, shall be delivered to the Escrow Agent, to be held and disbursed by the Escrow Agent pursuant to the terms hereof;
     NOW, THEREFORE, in consideration of the foregoing, the material covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
SECTION I
Appointment of Escrow Agent; Resignation and Successor
     1.1 Appointment of Escrow Agent. The Escrow Agent is hereby appointed, and accepts its appointment and designation as, Escrow Agent pursuant to the terms and conditions of this Agreement.
     1.2 Resignation of Escrow Agent; Appointment of Successor. The Escrow Agent acting at any time hereunder may resign at any time by giving at least 60 days’ prior written notice of resignation to HFC and the Shareholders, such resignation to be effective on the date specified in such notice. Upon receipt of such notice, HFC and the Shareholders shall, unless they otherwise agree, appoint a bank or trust company with a combined capital and surplus of at least $100,000,000 as successor to the Escrow Agent, by a written instrument delivered to such successor Escrow Agent, HFC and the Shareholders, whereupon such successor Escrow Agent shall succeed to all of the rights and obligations of the resigning Escrow Agent as of the effective date of resignation as if originally named herein. Upon such assignment of this Agreement, the resigning Escrow Agent shall duly transfer and deliver the Escrow Amount (as defined in Section 2.2(b)), at the time held by the resigning Escrow Agent, to such successor Escrow Agent, provided that, if no successor Escrow Agent shall have been appointed on the effective date of resignation of the resigning Escrow Agent hereunder, the resigning Escrow Agent shall transfer and deliver the Escrow Amount into a court of competent jurisdiction located in the jurisdiction referred to in Section 5.9.

SECTION II
EscrowArrangements
     2.1 Liability Secured by the Escrow Deposit. This Agreement has been executed and delivered, and the Escrow .Account is hereby established, to satisfy claims related to any of the indemnification obligations of the Principal Shareholders pursuant to Section 11.2 of the Purchase Agreement and the Option Shareholders pursuant to Section 11.3 of the Purchase Agreement. All references in this Agreement to any other agreement, including the Purchase Agreement, are for the convenience of the parties other than the Escrow Agent, and the Escrow Agent has no duties or obligations with respect thereto.
     2.2 Delivery of the Deposit, Etc.
          (a) On the Closing Date, HFC shall deliver to the Escrow Agent the Escrow Shares (the “Escrow Deposit”). The parties hereto acknowledge and agree that for tax purposes the Escrow Agent shall report all Earnings (as defined in Section 2.2(b)) on the Escrow Deposit as attributable to the Shareholders in accordance with Escrow Share Ownership (as defined below) and shall be reported by the Shareholders for federal, state and local tax purposes for the accounts of the Shareholders. Any disbursement of the Escrow Deposit shall be allocated and paid by the Escrow Agent as provided herein and reported by the recipient to the Internal Revenue Service as having been so allocated and paid.
          (b) On the date hereof, the Shareholders shall provide the Escrow Agent with certified tax identification numbers by furnishing appropriate forms W-9 or W-8 and such other forms and documents that the Escrow Agent may request. The parties understand that if such tax reporting documentation is not provided and certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code of 1986, as amended, and the Regulations promulgated thereunder, to withhold a portion of any interest or other income earned on the investment of monies or other property held by the Escrow Agent pursuant to this Agreement.
          (c) The Escrow Agent shall hold the Escrow Deposit and all income or other proceeds therefrom (“Earnings”, together with the Escrow Deposit, the “Escrow Amount”) in an escrow account (the “Escrow Account”). The Escrow Amount shall not be subject to any lien or attachment of any creditor or any third party and shall be used solely for the purposes and subject to the conditions set forth in this Agreement and the Purchase Agreement.
     2.3 Distributions and Dividends. If any cash dividends, dividends payable in securities or other distributions of any kind are made in respect of the Escrow Shares, the Escrow Agent shall immediately distribute to the Shareholders in accordance with their proportionate ownership of the Escrow Shares, which is set forth on Exhibit A (the “Escrow Share Ownership”), original certificates representing any additional securities or other property, including, but not limited to, money paid as a cash dividend or property paid as a dividend, that is by reason of any such transaction distributed with respect to the Escrow Shares.
     2.4 Investment of the Escrow Amount. Except for the release of the Escrow Amount pursuant to SECTION III and pursuant to Section 2.3, the Escrow Agent shall not sell or transfer any portion of the Escrow Deposit, Notwithstanding the foregoing, the Escrow Agent is hereby authorized and directed to invest and reinvest any Earnings at any time in the Escrow Account in the following obligations pursuant to the written direction of the Shareholders holding a majority of the Escrow Share Ownership. In the absence of written instructions as described in the preceding sentence, the Escrow Agent is hereby directed to invest the Escrow Amount in the Wells Fargo Advantage 100% Treasury Money Market Fund, Service Class Shares (collectively, the “Permitted Investments”):
          (a) Obligations of, or fully guaranteed as to timely payment of principal and interest by, the United States of America;
          (b) Such money market funds as are agreed to from time to time by HFC and the Shareholders; and
          (c) Certificates of deposit with any bank or trust company organized under the laws of the United States of America or any agency or instrumentality thereof or under the laws of any state thereof which has a combined capital and surplus of at least $100,000,000.
Subject to the foregoing limitations, the Escrow Agent shall hold and not sell or otherwise dispose of the Escrow Deposit, except in accordance with this Agreement or with written instructions delivered to it by HFC and the Shareholders from time to time. Except as provided above, the Escrow Agent shall have no power or duty to invest the Escrow Amount or to make substitutions therefor. The Escrow Agent shall have no responsibility or liability for any loss which may result from any investment made pursuant to this Agreement, or for any loss resulting from the sale of such investment. The Escrow Agent may purchase from or sell to itself or an affiliate, as principal for Escrow Agent.
SECTION III
Release of the Escrow Amount
     The Escrow Agent shall release the Escrow Amount only in accordance with this SECTION III.
     3.1 Distributions for Indemnification.
          (a) HFC may deliver to the Escrow Agent a certificate (a “Notice of Claim”) (i) stating that HFC is of the opinion that it may be entitled to indemnification from Peter A. Egan and John F. Ellis (the “Principal Shareholders”) pursuant to Section 11.2 of the Purchase Agreement or from any or all of the other shareholders (the “Option Shareholders”) pursuant to Section 11.3 of the Purchase Agreement (each, an “Indemnification Obligation”), (ii) stating the aggregate amount (the “Claim Amount”) of such Indemnification Obligation (or, in the case of an unliquidated Indemnification Obligation, a good faith and reasonable estimate thereof), and (iii) specifying in reasonable detail the nature of such Indemnification Obligation, the basis of the Claim Amount, and the name or names of the Indemnified Shareholders. Any Notice of Claim delivered pursuant to this Section 3.1(a) with respect to any unliquidated Indemnification Obligation may be supplemented by a later Notice of Claim specifying in greater detail the applicable Claim Amount or any other items set forth therein. HFC shall deliver to the Shareholder or Shareholders who are subject to the Indemnification Obligation set forth in the

Notice of Claim (the “Indemnifying Shareholder”) a copy of such Notice of Claim concurrently with the delivery of such Notice of Claim to the Escrow Agent. HFC shall have the right to submit a Notice of Claim in respect of any Indemnification Obligation at any time on or prior to June 30, 2007 (the “Final Escrow Date”).
          (b) If the Indemnifying Shareholder shall object to the Indemnification Obligation or the Claim Amount specified in such original or later delivered Notice of Claim, the Indemnifying Shareholder shall, within 20 business days after receipt of the written notice containing a copy of any such Notice of Claim, deliver to the Escrow Agent a certificate (a “Reply Certificate”) (x) specifying in reasonable detail each such objection, including, without limitation, the portion of the Claim Amount that the Indemnifying Shareholder does not want the Escrow Agent to release to HFC (the “Disputed Amount”), and (y) specifying in reasonable detail the nature and basis for such objection. The Indemnifying Shareholder shall deliver to HFC a copy of any Reply Certificate hereunder concurrently with the delivery of such Reply Certificate to the Escrow Agent. HFC and the Indemnifying Shareholder shall negotiate in good faith for a period of 20 business days after the delivery to HFC of the Reply Certificate to reach a written resolution of any objections raised in a Reply Certificate.
          (c) If no Reply Certificate is delivered to the Escrow Agent within 20 business days after receipt by the Escrow Agent of any Notice of Claim, then the Indemnifying Shareholder shall be deemed to have delivered a Payment Authorization (as defined below) acknowledging HFC’s right to receive the Claim Amount specified in such Notice of Claim with respect to the applicable Indemnification Obligation, and the Escrow Agent shall transfer to HFC a portion of the Escrow Deposit in an amount equal to the lesser of (x) such Claim Amount and (y) the Escrow Deposit, in accordance with the procedures set forth in Section 3.l(f).
          (d) If a Reply Certificate is delivered that identifies a Disputed Amount that is less than the Claim Amount (the amount by which any Claim Amount exceeds any given Disputed Amount, the “Undisputed Amount”), then the Indemnifying Shareholder shall be deemed to have delivered a Payment Authorization acknowledging HFC’s right to receive the Undisputed Amount specified in such Reply Certificate with respect to the applicable Indemnification Obligation, and the Escrow Agent shall transfer to HFC a portion of the Escrow Deposit in an amount equal to the lesser of (x) such Undisputed Amount and (y) the Escrow Deposit, in accordance with the procedures set forth in Section 3.1(f).
          (e) If the Escrow Agent receives a Reply Certificate in a timely manner with respect to any Notice of Claim, the Disputed Amount referred to in such Reply Certificate shall be held by the Escrow Agent and shall not be released to HFC except upon HFC’s delivery to the Escrow Agent of written instructions signed by each of HFC and the Indemnifying Shareholder directing the Escrow Agent to release the Disputed Amount (or any other amount mutually agreed upon by such parties a “Payment Authorization”), whereupon the amount due to HFC as determined shall promptly be paid to HFC in accordance with the procedures set forth in Section 3.1(f).
          (f) As soon as practicable following receipt by the Escrow Agent of a Payment Authorization (or following the deemed receipt of a Payment Authorization pursuant to Section 3.1(d)), the Escrow Agent shall pay from the Escrow Account to HFC the amount set forth in such Payment Authorization. If the amount remaining in the Escrow Account, after converting any and all Permitted Investments to cash (such amount, as of any given date, the “Remaining Escrow Balance”), shall be insufficient to pay the amount expressly set forth in such Payment Authorization, the Escrow Agent shall pay to HFC the portion of the Remaining Escrow Balance related to the Indemnifying Shareholder’s Indemnification Obligation in accordance with this Section 3.1(f) and shall deliver to HFC and to the Indemnifying Shareholder a written notification setting forth the amount by which such Payment Authorization exceeds the portion of the Remaining Escrow Balance so paid.
     3.2 Release.
          (a) On the Final Escrow Date, the Escrow Agent shall distribute to the Shareholders in accordance with the Escrow Share Ownership any Remaining Escrow Balance of the Escrow Deposit (together with any associated unpaid Earnings) and, upon the distribution provided herein, terminate the Escrow Account unless the Escrow Agent shall have received a Notice of Claim from HFC prior to the Final Escrow Date with respect to an indemnification claim (an “Escrow Date Unresolved Claim”) for which the Escrow Agent has not received a subsequent Payment Authorization or written notification, signed by HFC and the Indemnifying Shareholder, informing the Escrow Agent of the termination or other resolution of such claim or claims (each, a “Claim Termination Notice”). If on the Final Escrow Date there shall exist any Escrow Date Unresolved Claim, then (i) the Escrow Agent shall retain such portion of the Remaining Escrow Balance related to the Indemnifying Shareholder’s Indemnification Obligation in the Escrow Account as would be sufficient for the payment of all Claim Amounts with respect to all such Escrow Date Unresolved Claims, and (ii) the Escrow Agent shall release to the Shareholders in accordance with the Escrow Share Ownership, the portion of the Remaining Escrow Balance of the Escrow Deposit, if any, not otherwise retained in accordance with clause (i).
          (b) Upon the resolution of any Escrow Date Unresolved Claim, the Escrow Agent shall (A) release any portion of the Remaining Escrow Balance retained in respect of such Escrow Date Unresolved Claim (x) to HFC in accordance with any Payment Authorization signed by each of HFC and the Indemnifying Shareholder received by the Escrow Agent in respect of such Escrow Date Unresolved Claim or (y) to the Indemnifying Shareholder in accordance with any Claim Termination Notice received by the Escrow Agent in respect of such Escrow Date Unresolved Claim, and (B) if no other Escrow Date Unresolved Claims remain outstanding, terminate the Escrow Account.
          (c) Any distributions of any portion of any Remaining Escrow Balance of the Escrow Deposit or any other amounts payable to the Shareholders under this Agreement shall be made to the Shareholders in the percentages corresponding to each such Shareholder as set forth on Exhibit A to this Agreement.
     3.3 Substitution of Cash by Shareholders. A Shareholder shall have the right, at the times and under the conditions described in this Section 3.3, to substitute cash for any Escrow Shares held by the Escrow Agent as Remaining Escrow Balance, and receive delivery of the Escrow Shares for which cash is substituted (a “Cash Substitution”). This right shall apply to a Shareholder only to the extent of the Escrow Share Ownership allocable to him or her. The price at which Escrow Shares may be withdrawn in exchange for deposit of cash, for purposes of this Section 3.3 only, shall be $2.36 per share (which is the price per share established for purposes of the Closing under the Purchase Agreement). A Shareholder may demand a Cash Substitution (a “Demand”) (i) on one occasion per and during any period when a Notice of Claim is unsatisfied, and (ii) on two additional occasions at any time during the term of the Escrow Agreement, and a Demand shall be effective only to the extent that Escrow Shares remain in the Escrow Account allocable to such Shareholder and shall not be impacted or prohibited by the existence of any yet unsatisfied Notice of Claim submitted to the Escrow Agent by HFC. A written Demand describing the number of Escrow Shares sought to be exchanged, accompanied by delivery of immediately available funds payable to the Escrow Agent shall be delivered by the requesting Shareholder to the Escrow Agent, with a copy to HFC. If the Escrow Agent does not receive from HFC a Substitution Dispute Notice within five (5) days after receipt of the Demand, it shall carry out the Cash Substitution and deliver the released shares to the requesting Shareholder. HFC shall deliver a Substitution Dispute Notice only if it believes in good faith that the Demand was not a valid Demand under the terms hereof.
SECTION IV
Escrow Agent
     4.1 Fees. For its services hereunder, the Escrow Agent shall receive fees in accordance with and at the times described in the fee schedule attached hereto as Exhibit B which shall be paid by HFC (subject to reimbursement by the Principal Shareholders as described below). In addition, HFC shall pay (subject to reimbursement by the Principal Shareholders as described below) the cost of reimbursing the Escrow Agent for its reasonable out-of pocket expenses, including reasonable attorneys’ fees in administering the Escrow Account and performing its duties under this Agreement; provided that the Escrow Agent shall be responsible for all taxes imposed in respect of the receipt of fees by it pursuant to this Section 4.1. The Principal Shareholders shall reimburse HFC for that portion of the Escrow Agent Fees and expenses paid to the Escrow Agent by HFC pursuant to this Section in an amount equal to: the amount of such fees and expenses paid by HFC, multiplied by a fraction, the denominator of which is 1,600,000 and the numerator of which is the aggregate amount of indemnification claims successfully asserted by HFC against the Shareholders under the Purchase Agreement. If and when all of the Escrow Amount has been delivered pursuant to SECTION III prior to the Final Escrow Date, the Escrow Agent shall refund to HFC all fees paid in advance and not accrued, if any.
     4.2 Responsibilities of Escrow Agent. The Escrow Agent’s acceptance of its duties under this Agreement is subject to the following terms and conditions, which the parties hereto agree shall govern and control with respect to its rights, duties, liabilities and immunities:
          (a) Except as to its due execution and delivery of this Agreement, it makes no representation and has no responsibility as to the validity of this Agreement or of any other instrument referred to herein, or as to the correctness of any statement contained herein, and it shall not be required to inquire as to the performance of any obligation under the Purchase Agreement. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument or document other than this Agreement, including but not limited to the Purchase Agreement;

          (b) The Escrow Agent shall be protected in acting upon any written notice, request, waiver, consent, receipt or other paper or document, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth of any information therein contained, which it in good faith believes to be genuine and what it purports to be;
          (c) The Escrow Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection therewith, except its own gross negligence or willful misconduct;
          (d) The Escrow Agent may consult with competent and responsible legal counsel selected by it, and it shall not be liable for any action taken or omitted by it in good faith in accordance with the advice of such counsel;
          (e) Each of HFC and the Shareholders, jointly and severally agrees to indemnify and hold the Escrow Agent and its directors, employees, officers, agents, successors and assigns (collectively, the “Escrow Indemnified Parties”) harmless from and against any and all losses, claims, damages, liabilities and expenses (collectively, “Damages”), including, without limitation, reasonable costs of investigation and counsel fees and expenses which may be imposed on the Escrow Agent or incurred by it in connection with the performance of its duties hereunder. Such indemnity includes, without limitation, Damages incurred in connection with any litigation (whether at the trial or appellate levels) arising from this Agreement or involving the subject matter hereof. The indemnification provisions contained in this paragraph are in addition to any other rights any of the Escrow Indemnified Parties may have by law or otherwise and shall survive the termination of this Agreement or the resignation or removal of the Escrow Agent. Notwithstanding any provision to the contrary in this Agreement, neither HFC nor the Shareholders shall have any liability to the Escrow Indemnified Parties with respect to any Damages that result, directly or indirectly, from the gross negligence or misconduct of the Escrow Agent;
          (f) The Escrow Agent shall have no duties or responsibilities except those expressly set forth herein, no additional obligations of the Escrow Agent shall be inferred from the terms of this Agreement or any other agreement, instrument or document and it shall not be bound by any modification of this Agreement unless in writing and signed by all parties hereto or their respective successors-in-interest;
          (g) The recitals of facts in this Agreement shall be taken as the statements of HFC or the Shareholders, and the Escrow Agent assumes no responsibility for the correctness of the same. The Escrow Agent shall be under no obligation or duty to perform any act which would involve it in an expense or liability or to institute or defend any suit in respect of this Agreement or to advance any of its own monies unless properly indemnified;
          (h) The Escrow Agent shall be protected in acting upon any notice, resolution, request, consent, order, certificate, report, opinion, bond or other paper or document reasonably believed by it to be genuine and to have been signed and presented by the proper party or parties. Whenever the Escrow Agent shall deem it necessary or desirable that a matter be proved or established prior to taking or suffering any action under this Agreement, such matter may be deemed conclusively proved and established by a certificate signed by HFC and the Shareholders, and such certificate shall be full warranty for any action taken or suffered in good faith under the provisions of this Agreement;
          (i) The Escrow Agent does not have any interest in the Escrow Amount but is serving as Escrow Agent only and having only possession thereof. This Section 4.2(i) shall survive notwithstanding any termination of this Agreement or the resignation of the Escrow Agent; and
          (j) If any disagreement or dispute arises between HFC and the Shareholders concerning the meaning or validity of any provision hereunder or concerning any other matter relating to this Agreement, the Escrow Agent: (i) shall be under no obligation to act, except under process or order of court, or until it has been adequately indemnified and held harmless to its fall satisfaction, and shall sustain no liability for its failure to act pending such process, court order or indemnification; and (ii) may, in its sole and absolute discretion, interplead that portion of Escrow Amount it then holds with any court of competent jurisdiction, and name HFC and the Shareholders as parties in such interpleader action. Upon filing the interpleader action, the Escrow Agent shall be relieved of all liability as to the Escrow Amount and shall be entitled to recover from HFC and the Shareholders its reasonable attorneys’ fees and other costs incurred in commencing and maintaining such action. In no event shall the institution of such interpleader action impair the rights of the Escrow Agent described elsewhere in this Agreement, HFC and the Shareholders further agree to pursue any redress or recourse in connection with such a dispute, without making the Escrow Agent a party to same.
SECTION V
Miscellaneous
     5.1 Amendment. No amendment, waiver of compliance with any provision or condition hereof or consent pursuant to this Agreement shall be effective unless evidenced by an instrument in writing signed by the party against whom enforcement of any amendment, waiver or consent is sought.
     5.2 Termination. This Agreement shall terminate automatically at such time as all assets from the Escrow Account have been paid or distributed in accordance with the terms of this Agreement, and the Escrow Agent has received all fees as described in Section 4.1. Notwithstanding the foregoing, all provisions concerning the indemnification of the Escrow Agent shall survive any termination of this Agreement.
     5.3 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, and if any provision of this Agreement is interpreted by a court of competent jurisdiction and found to be invalid or unenforceable, neither the enforceability nor the validity of such provisions with respect to any other facts or under any other circumstances shall thereby be impaired. The unenforceability or invalidity of any provision shall not result in the interpretation of the remainder of this Agreement, or any section hereof, in a manner inconsistent with the intent of the parties as evidenced by the terms of this Agreement, or such section, as a whole.

     5.4 Waiver. Failure of any party to complain of any act or omission on the part of any other party in breach or default of this Agreement, no matter how long the same may continue, shall not be deemed to be a waiver by the party of its rights hereunder. No waiver by any party at any time, express or implied, of any breach of any other provision of this Agreement shall be deemed a waiver of a breach of any other provision of this Agreement or a consent to any subsequent breach of the same or other provisions.
     5.5 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by reputable overnight air courier (such as DHL or Federal Express), two business days after mailing; (c) if sent by fax, with a copy mailed on the same day in the manner provided in (a) or (b) above, when transmitted and receipt is confirmed by telephone; or (d) if otherwise actually personally delivered, when delivered, and shall be delivered as follows:
     a. If to HFC:
Health Fitness Corporation
Attention: Jerry V. Noyce, President and CEO
3600 American Boulevard West, Suite 560
Minneapolis, MN 55432
Facsimile: 952-897-5173
with a copy (which shall not constitute notice) to:
Fredrikson & Byron, P.A.
Attention: John A. Satorius, Esq.
200 South Sixth Street, Suite 4000
Minneapolis, MN 55402
Facsimile: 612-492-7077
     b. If to the Shareholders, to the addresses set forth in the Purchase Agreement, with a copy (which shall not constitute notice) to:
Gardere Wynne Sewell LLP
Attention: Lawrence E. Glasgow
1601 Elm Street, Suite 3000
Dallas, TX 75201
Facsimile: 214-999-3594
     c. If to the Escrow Agent:
Wells Fargo Bank, National Association
Attn: Martha K. Earley
MAC N9303-110
Sixth Street and Marquette Avenue

Minneapolis, MN 55479
or to such other addresses or to such other person as the party to whom notice is given may have previously furnished to the other in writing in the manner set forth above.
     5.6 Assignment. HFC and the Shareholders may assign their rights under this Agreement to the same extent as they are permitted to assign their rights and obligations under the Purchase Agreement. Any corporation or association into which the Escrow Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer all or substantially all of its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which the Escrow Agent is a party, shall be and become the successor Escrow Agent under this Escrow Agreement and shall have and succeed to the rights, powers, duties, immunities and privileges as its predecessor, without the execution or filing of any instrument or paper or the performance any further act.
     5.7 Entire Agreement. This Agreement, the Purchase Agreement and the exhibits hereto and thereto embody the entire agreement and understanding among HFC and the Shareholders with respect to the subject matter hereof and supersede any and all prior agreements and understandings, oral and written, among HFC and the Shareholders with respect to the subject matter hereof.
     5.8 Interpretation. The headings set forth in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision hereof.
     5.9 Governing Law and Venue. The internal law, without regard to the conflict of law principles, of the State of Texas will govern all questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement. If any action is brought to enforce or interpret this Agreement, venue for such action shall be in Dallas County, Texas. The parties hereby irrevocably and unconditionally agree to consent to submit to the exclusive jurisdiction of the courts of the State of Texas and of the United States of America located in Dallas, Texas, for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the State of Texas or the United States of America located in Dallas, Texas, and hereby irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.
     5.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same agreement.
     5.11 Condition to Effectiveness. It shall be a condition to the effectiveness of this Agreement that the Closing shall have occurred.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

HEALTH FITNESS CORPORATION, a Minnesota corporation

By	/s/ Jerry V. Noyce

Its Chief Executive Officer

WELLS FARGO BANK, NATIONAL ASSOCIATION

By

Its

/s/ Peter A, Egan

Peter A, Egan, individually

/s/ John F. Ellis

John F. Ellis, individually

/s/ Jeff Lietz

Jeff Lietz, individually

/s/ Dimitri Dimoulakis

Dimitri Dimoulakis, individually

/s/ Dimitrios Dimoulakis

Dimitrios Dimoulakis, individually

/s/ Wesley Barrios

Wesley Barrios, individually

/s/ Edward Framer

Edward Framer, individually
(Signature Continue on Next Page)

/s/ Jerry Scott

Jerry Scott, Individually

/s/ Bruce Guthman

Bruce Guthman, Individually

/s/ Ann Williams

Ann Williams, Individually

Exhibit G

Principal Shareholders	%
Peter A. Egan	40.857%
John F. Ellis	40.857%

Option Shareholders

Jeff Lietz	15.017%
Dmitri Dimoulakis	0.4085%
Dimitrios Dimoulakis	0.4085%
Wesley Barrios	0.4085%
Edward Framer	0.8171%
Jerry Scott	0.4085%
Bruce Guthmann	0.4085%
Ann Williams	0.4085%

Totals	100%